Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au





10015227

RECEIVED
2010 FEB 23 P 1:26

17 February 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely



Dennis Leong
Company Secretary

dlw 2/24

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	12,000 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 February 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	334,822,944	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	45,237,379	Options over Ordinary Shares at various exercise prices
		1,212,106	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,212,106 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 154,000 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 February 2010
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

Macquarie Office Management Limited
ABN 75 006 765 206
AFS Licence No. 247075
A Member of the Macquarie Group of Companies

Manager of Macquarie Office Trust

No 1. Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone +61 2 8232 3333
Investor Services +61 2 8232 6635
Fax +61 2 8232 4713
Country Callers 1300 365 585
Internet
www.macquarie.com.au/reits

UNIT REGISTRY
c/- Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235
Telephone 1300 303 063
Email
macquarie@linkmarketservices.com.au


MACQUARIE

12 February 2010

ASX RELEASE

Macquarie Office Trust

SALE OF THE MANAGER OF MACQUARIE OFFICE TRUST

Macquarie Office Management Limited ("**MOML**"), as responsible entity of Macquarie Office Trust (ASX:MOF) ("**MOF**"), notes the announced transaction by Macquarie Group Limited (ASX:MQG) ("**Macquarie**") to sell the majority of its Australian core real estate funds management platform to Charter Hall Group (ASX:CHC) ("**Charter Hall**"). As part of this transaction, Macquarie will sell to Charter Hall 100% of the shares in MOML and 7.5% of the units in MOF. This is consistent with Macquarie's strategy regarding its listed specialist funds business.

While the transaction is between Macquarie and Charter Hall, MOML was informed of the negotiations in relation to the transaction. In order to consider the transaction, the board of MOML formed an Independent Board Committee ("**IBC**") comprised of only the independent directors[1] to consider the transaction.

The IBC has undertaken enquiries to identify any potential adverse consequences as a result of the change in ownership of the MOML. The IBC engaged Mallesons Stephen Jaques and Ernst & Young to provide advice to the IBC in making this assessment.

Matters taken into account included:

- If the transaction would lead to any adverse consequences under existing joint venture or financing agreements having regard to the support arrangements provided by Macquarie;
- Whether Charter Hall has, or is expected to have, the resources and capabilities to operate MOF effectively and in an appropriate manner in line with MOF's current investment strategy;
- Charter Hall's intentions in relation to the fees payable by MOF and related party approval processes; and
- Whether any costs of the transaction would be borne by MOF.

[1] The independence of directors is assessed annually in accordance with MOML's published criteria which are available at http://www.macquarie.com.au/au/property/acrobat/mof_corporate_governance.pdf. None of the MOML directors are independent under the ASX Corporate Governance Principles and Recommendations.

The IBC has formed the view that overall, the transaction does not appear to be adverse to the interests of MOF's unitholders. The IBC notes that the transaction does not affect any statutory rights of unitholders.

The IBC's view is based on the following occurring as part of the transaction:

- Key senior management personnel responsible for MOF accepting the offer of employment by Charter Hall.
- A large majority of employees of Macquarie involved with the real estate investment management platform accepting the offer of employment by Charter Hall.
- The outstanding consents to change of control being granted or ceasing to be required prior to the transfer of the shares in MOML to Charter Hall.
- Charter Hall and MOML executing a Resources Agreement in the form already agreed, to ensure Charter Hall provides the support required by MOML to properly perform its role as the responsible entity of MOF.

MOML CEO, Mr Adrian Taylor, has entered into an employment agreement with Charter Hall and will continue in this role. In addition, most of MOF's management team (who are currently employees of Macquarie) will be offered employment with Charter Hall. The transition and integration of the existing management team has been a key focus, to ensure that there is no disruption to the operations of MOF.

The IBC notes that this is a transformational transaction for Charter Hall and is not without some risk to unitholders including business integration and transition execution risk.

Further details on the transaction contained in the ASX releases made by Charter Hall and Macquarie.

For further information, please contact:

Kylie Butcher
Head of Investor Relations
Phone: 02 8232 8516

Amanda Gilbert
Public Affairs Manager
Phone: 02 8232 8647

Macquarie CountryWide Management Limited
ABN 46 069 709 468
AFS Licence No. 246996
A Member of the Macquarie Group of Companies
Manager of Macquarie CountryWide Trust

No 1. Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone +61 2 8232 3333
Investor Services +61 2 8232 6635
Fax +61 2 8232 4713
Country Callers 1300 365 585
Internet
www.macquarie.com.au/reits

UNIT REGISTRY
c/- Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235
Telephone 1300 303 063
Email
macquarie@linkmarketservices.com.au


MACQUARIE

12 February 2010

ASX RELEASE

Macquarie CountryWide Trust

SALE OF THE MANAGER OF MACQUARIE COUNTRYWIDE TRUST

Macquarie CountryWide Management Limited ("**MCML**"), as responsible entity of Macquarie CountryWide Trust (ASX:MCW) ("**MCW**"), notes the announced transaction by Macquarie Group Limited (ASX:MQG) ("**Macquarie**") to sell the majority of its Australian core real estate funds management platform to Charter Hall Group (ASX:CHC) ("**Charter Hall**"). As part of this transaction, Macquarie will sell to Charter Hall 100% of the shares in MCML and 7.5% of the units in MCW. This is consistent with Macquarie's strategy regarding its listed specialist funds business.

While the transaction is between Macquarie and Charter Hall, MCML was informed of the negotiations in relation to the transaction. In order to consider the transaction, the board of MCML formed an Independent Board Committee ("**IBC**") comprised of only the independent directors[1] to consider the transaction.

The IBC has undertaken enquiries to identify any potential adverse consequences as a result of the change in ownership of the MCML. The IBC engaged Mallesons Stephen Jaques and Ernst & Young to provide advice to the IBC in making this assessment.

Matters taken into account included:

- If the transaction would lead to any adverse consequences under existing joint venture or financing agreements having regard to the support arrangements provided by Macquarie;
- Whether Charter Hall has, or is expected to have, the resources and capabilities to operate MCW effectively and in an appropriate manner in line with MCW's current investment strategy;
- Charter Hall's intentions in relation to the fees payable by MCW and related party approval processes; and
- Whether any costs of the transaction would be borne by MCW.

[1] The independence of directors is assessed annually in accordance with MCML's published criteria which are available at http://www.macquarie.com.au/au/property/acrobat/mcw_corporate_governance.pdf. None of the MCML directors are independent under the ASX Corporate Governance Principles and Recommendations.

The IBC has formed the view that overall, the transaction does not appear to be adverse to the interests of MCW's unitholders. The IBC notes that the transaction does not affect any statutory rights of unitholders.

The IBC's view is based on the following occurring as part of the transaction:

- Key senior management personnel responsible for MCW accepting the offer of employment by Charter Hall.
- A large majority of employees of Macquarie involved with the real estate investment management platform accepting the offer of employment by Charter Hall.
- The outstanding consents to change of control being granted or ceasing to be required prior to the transfer of the shares in MCML to Charter Hall.
- Charter Hall and MCML executing a Resources Agreement in the form already agreed, to ensure Charter Hall provides the support required by MCML to properly perform its role as the responsible entity of MCW.

MCML CEO, Mr Steven Sewell, has entered into an employment agreement with Charter Hall and will continue in this role. In addition, most of MCW's management team (who are currently employees of Macquarie) will be offered employment with Charter Hall. The transition and integration of the existing management team has been a key focus, to ensure that there is no disruption to the operations of MCW.

The IBC notes that this is a transformational transaction for Charter Hall and is not without some risk to unitholders including business integration and transition execution risk.

Further details on the transaction are contained in the ASX releases made by Charter Hall and Macquarie.

For further information, please contact:

Kylie Butcher
Head of Investor Relations
Phone: 02 8232 8516

Amanda Gilbert
Public Affairs Manager
Phone: 02 8232 8647

Macquarie DDR Management Limited
ABN 16 101 743 926
AFS Licence No. 223190
Manager of Macquarie DDR Trust

No 1. Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone +61 2 8232 3333
Investor Services +61 2 8232 6635
Fax +61 2 8232 4713
Country Callers 1300 365 585
Internet
www.macquarie.com.au/reits

UNIT REGISTRY
c/- Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235
Telephone 1300 303 063
Email
macquarie@linkmarketservices.com.au


DEVELOPERS
DIVERSIFIED
REALTY

12 February 2010


MACQUARIE

ASX RELEASE

Macquarie DDR Trust

ANNOUNCEMENT BY MACQUARIE GROUP

Macquarie DDR Trust (ASX: MDT) notes the announcement made today by Macquarie Group (ASX: MQG) that it entered into an agreement to sell the majority of its core real estate management platform to Charter Hall Group (ASX: CHC).

The acquisition does not include Macquarie DDR Management Limited ("MDML"), the manager of Macquarie DDR Trust.

Macquarie DDR Trust will continue to be jointly managed by Macquarie and Developers Diversified Realty Corporation. Importantly, there will be no change to the Trust's fund management and property teams and there will be no impact to the operations of the Trust or its assets.

For further information, please contact:

Luke Petherbridge
Chief Executive Officer
Phone: 02 8232 4078

Kylie Butcher
Head of Investor Relations
Phone: 02 8232 8516

Media Enquiries
Amanda Gilbert
Public Affairs Manager
Phone: 02 8232 8647

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

ASX / MEDIA RELEASE


MACQUARIE

MACQUARIE GROUP SELLS MAJORITY OF AUSTRALIAN REAL ESTATE MANAGEMENT PLATFORM TO CHARTER HALL

SYDNEY, 12 February 2010 – Further to our ASX announcement on 29 January 2010, Macquarie Group Limited (ASX:MQG, ADR:MQBKY) has today entered into an agreement to sell the majority of its Australian real estate management platform to Charter Hall Group (CHC). This will involve Charter Hall acquiring the management business associated with two listed and three unlisted real estate funds ('the Platform') and a portion of Macquarie's holding in three of these funds.

As part of the consideration, Macquarie has agreed to a placement of CHC securities such that Macquarie will hold 10% of CHC's securities on issue post the transaction. The remaining consideration will be paid in cash.

Charter Hall is one of the largest specialist real estate fund managers in Australia and will have assets under management in excess of $A10b once the transaction is completed.

The Platform consists of the following real estate funds:

- Macquarie Office Trust (ASX:MOF);
- Macquarie CountryWide Trust (ASX: MCW);
- Macquarie Direct Property Fund (MDPF);
- Macquarie Martin Place Trust (MMPT); and
- Macquarie Property Income Fund (MPIF) (together the "Funds").

As part of the Platform, CHC will also acquire the asset service and property management businesses that support the Funds as well as a portion of Macquarie's co-investment

holdings in three of the Funds. Macquarie will retain shareholdings of 6% and 4% in MOF and MCW respectively.

Mr Nicholas Moore, Macquarie Managing Director and Chief Executive Officer said: "Consistent with our strategy regarding the listed specialist funds business, Macquarie has undertaken a process to explore alternatives in relation to the future of Macquarie's Australian real estate platform and maximise value for investors. As a result of this process, Macquarie has identified Charter Hall as a partner with a specialised real estate capability which Macquarie believes will be attractive for Fund stakeholders."

After taking into account the historical cost of the management businesses and the investments in the Funds, as well as other transaction related costs, the net impact to Macquarie's FY10 profit is expected to be approximately $A30 million.

Contacts:

Investor Relations	**Corporate Communications**
Stuart Green	Paula Hannaford
+61 2 8232 8845	+61 2 8232 4102

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

10 Feb. 2010

Company Announcements
ASX Limited

ASX Disclosure: NZX Substantial Security Holder Notice - [TEL.NZ]

We enclose the NZX Substantial Security Holder Notice in relation to Telecom Corporation of New Zealand Limited that was previously disclosed to the NZX.

Regards,

Vivien Yu
Risk Management Group - Compliance

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Disclosure of beginning to have substantial holding

Sections 22, Securities Markets Act 1988

To: New Zealand Exchange Limited (NZX)
and
Telecom Corporation of New Zealand Ltd TEL.NZ

Date this disclosure made: 10-Feb-10

Substantial security Holder(s) giving disclosure

Name: Macquarie Group Limited ('MQG'); and its controlled bodies corporate listed in Annexure A (the 'Macquarie Group')

Contact details: Vivien Yu
Phone: + 61 2 8232 9739
Email: substantial.holdings@macquarie.com

Date on which substantial security holder(s) began to have substantial holding: 02-Feb-10

Summary of substantial holding to which the disclosure relates

Class of securities
'FPO'

Summary for	For Previous Disclosure			For this Disclosure		
	Total number held in class	Total in class	Total % held in class	Total number held in class	Total in class	Total % held in class
MQG Total	N/A	N/A	N/A	109,967,972	1,894,384,958	5.80%
BROOK ASSET MANAGEMENT LIMITED	N/A	N/A	N/A	33,269,241	1,894,384,958	1.76%
MACQUARIE BANK LIMITED	N/A	N/A	N/A	71,168,599	1,894,384,958	3.76%
MACQUARIE INVESTMENT	N/A	N/A	N/A	4,977,116	1,894,384,958	0.25%
MACQUARIE LIFE LIMITED	N/A	N/A	N/A	197,090	1,894,384,958	0.01%
MQ PORTFOLIO MANAGEMENT LIMITED	N/A	N/A	N/A	307,672	1,894,384,958	0.01%
MACQUARIE CAPITAL INVESTMENT	N/A	N/A	N/A	48,254	1,894,384,958	0.01%

Details of transactions and events giving rise to relevant event

Date of change	Details for	Nature of change (incl other party, if applicable)	Consideration given in relation to change	Number of securities affected
See Annexure B				

Details of relevant interests currently in substantial holding

Details for	Current registered holder	Registered holder after transfers	Nature of relevant interest	Documents and relevant agreements	Number held in class	% held in class
BROOK ASSET MANAGEMENT LIMITED	HSBC Nominees (New Zealand) Limited	HSBC Nominees (New Zealand) Limited account	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	7,830,233	0.41%
	National Nominees Ltd – Auckland Branch	National Nominees Ltd – Auckland Branch	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	10,719,863	0.56%
	Public Trust O/A Australasian Equity	Public Trust O/A Australasian Equity (Value)	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	3,477,285	0.18%
	The Trustees Executors and Agency	The Trustees Executors and Agency Company of	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	11,241,860	0.60%
MACQUARIE BANK LIMITED	MACQUARIE BANK LIMITED	MACQUARIE BANK LIMITED	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	71,168,599	3.76%
MACQUARIE INVESTMENT MANAGEMENT LTD	BOND STREET CUSTODIANS	BOND STREET CUSTODIANS LIMITED	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	2,223,615	0.11%
	JP Morgan Securities Australia FTS	JP Morgan Securities Australia FTS	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	13,335	0.01%
	JP Morgan Securities Australia GTI	JP Morgan Securities Australia GTI	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	1,656,817	0.08%
	National Nominees Limited	National Nominees Limited	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	1,014,096	0.05%
	UBS Securities LLC	UBS Securities LLC	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	69,253	0.01%
MACQUARIE LIFE LIMITED	BOND STREET CUSTODIANS	BOND STREET CUSTODIANS LIMITED	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	197,090	0.01%
MQ PORTFOLIO MANAGEMENT LIMITED	Goldman Sachs International	Goldman Sachs International	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	307,672	0.01%
MACQUARIE CAPITAL INVESTMENT MANAGEMENT	Merrill Lynch Prime Brokerage	Merrill Lynch Prime Brokerage	Pursuant to section 5 of the Securities Markets Act 1988	Not required under Reg 14	48,254	0.01%

Additional Information

Nature of connection between substantial security holders

Name (if applicable)	Nature of association
Macquarie Group Limited & Macquarie Group Entities	Controlled Bodies Corporate

Addresses of substantial security holder(s)

Name	Address
MQG	Level 7, No 1 Martin Place, Sydney NSW 2000
MACQUARIE BANK LIMITED	Level 3 25 National Circuit Forrest Australian Capital Territory Australia 2603
BROOK ASSET MANAGEMENT LIMITED	Level 17 Lumley Centre, Shortland St Auckland New Zealand
MACQUARIE INVESTMENT MANAGEMENT LTD	C/- Company Secretarial Mezzanine Level No. 1 Martin Place Sydney New South Wales Australia 2000
MQ PORTFOLIO MANAGEMENT LIMITED	C/- Company Secretarial Mezzanine Level No. 1 Martin Place Sydney New South Wales Australia 2000
MACQUARIE LIFE LIMITED	C/- Company Secretarial Mezzanine Level No. 1 Martin Place Sydney New South Wales Australia 2000
MACQUARIE CAPITAL INVESTMENT MANAGEMENT	C/- Company Secretarial Mezzanine Level No. 1 Martin Place Sydney New South Wales Australia 2000

Name of any other person believed to have given, or believed to be required to give, a disclosure under the Act in relation to the securities to which this disclosure relates:

Unknown

Declaration

I, Paula Walsh, declare that, to the best of my knowledge and belief, the information contained in this disclosure is correct and that I am duly authorised to make this disclosure by all persons for whom it is made.



Signature

Print nam Paula Walsh

Capacity Assistant Company Secretary

Sign here

Date 10 February 2010

ANNEXURE 'A'

This is the annexure marked 'A' of 18 pages referred to in the Disclosure of beginning to have substantial holding.



Paula Walsh
Assistant Company Secretary, Macquarie Group Limited
10 February 2010

Controlled Bodies Corporate

ACN / Company No	Entity Name	Incorp Country
4649834	1135-1139 WESTMINSTER INC.	United States
2013308842	1330884 Alberta Ltd.	Canada
1486261	1486261 Ontario Limited	Canada
133419708	160 CENTRAL HOLDING COMPANY PTY LIMITED	Australia
	200 BISCAYNE ACQUISITION LLC	United States
2083875	2083875 Ontario Inc.	Canada
45497	45497 Ontario Ltd.	Canada
657826-8	6578268 Canada Inc.	Canada
304030	A.C.N. 000 304 030 PTY LIMITED	Australia
67299923	A.C.N. 067 299 923 PTY LTD	Australia
114018370	A.C.N. 114 018 370 Pty Limited	Australia
127162485	A.C.N. 127 162 485 PTY LTD	Australia
127294946	A.C.N. 127 294 946 PTY LTD	Australia
127329337	A.C.N. 127 329 337 PTY LIMITED	Australia
135 490 774	A.C.N. 135 490 774 PTY LTD	Australia
136 024 970	A.C.N. 136 024 970 PTY LTD	Australia
136 044 758	A.C.N. 136 044 758 PTY LTD	Australia
	ABALFLOW TRUST	Australia
124437574	ACCESS GP CO PTY LIMITED	Australia
124437421	ACCESS LP CO PTY LIMITED	Australia
122740327	ACN 122 740 327 PTY LIMITED	Australia
127049085	ACN 127 049 085 PTY LIMITED (Receivers and Managers Appointed)	Australia
2007/032533/07	African Clean Energy Developments (Pty) Limited	South Africa
1033353	AIRCRAFT ON GROUND, INC.	United States
78453648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	Australia
75176813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	Australia
75176859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	Australia
75176993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	Australia
8640177	ALEATORY PTY. LIMITED	Australia
81119477	ALLOCA (NO. 4) PTY. LIMITED	Australia
	AMAZON PARTICIPACOES DO BRASIL S.A.	Brazil
106608422	AMICUS CURIAE PTY LIMITED	Australia
800004897	AOG EUROPE, LTD.	United States
800037055	AOG TANK TIGERS, INC.	United States
0199-01-119544	ASHIYA ARIMA DRIVEWAY CO., LTD.	Japan
124437609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	Australia
136 524 975	AUSTRALIAN SOLAR POWER CONSORTIUM PTY LTD	Australia
3336426	AVENAL POWER CENTER, LLC	United States
600 235 951	AVIATION TECHNICAL SERVICES INC.	United States
3595090	AWHR AMERICAS WATER HEATER RENTALS, L.L.C.	United States
4029153	AWHR FIVE, LLC	United States
4029149	AWHR FOUR, LLC	United States
4029145	AWHR ONE, LLC	United States
4029154	AWHR SIX, LLC	United States
4029148	AWHR THREE, LLC	United States
4029147	AWHR TWO, LLC	United States
93979223	BAO WAVE PTY LIMITED	Australia
59814818	BAROSSA GE PTY LIMITED	Australia
127762083	BAROSSA TK INVESTOR 1 PTY LTD	Australia
127762065	BAROSSA TK INVESTOR 2 PTY LTD	Australia
HRB 177683	BE Geothermal GmbH	Germany
8604966	BELIKE NOMINEES PTY. LIMITED	Australia
	BERKELEY HOLDINGS TRUST	Australia
	BERKELEY UNIT TRUST	Australia
128681809	BESPOKE CUSTODIANS PTY LIMITED	Australia
4522327	BIG SANDY CREEK WIND, LLC	United States
200921079K	BIOCARBON INTERNATIONAL PTE. LIMITED	Singapore
200921086K	BIOCARBON SINGAPORE PTE. LIMITED	Singapore
1405135	Blackmont Capital Corp.	Canada
1745409	Blackmont Capital Inc	Canada
1460256	Blackmont Insurance Services Ltd./Blackmont Services D'Assurance Ltee.	Canada
8607065	BOND STREET CUSTODIANS LIMITED	Australia

8606924	BOND STREET INVESTMENTS PTY. LIMITED	Australia
71247606	BOND STREET LEASE MANAGEMENT PTY LIMITED	Australia
	BOOTH STAFF LOANS TRUST	Australia
4680004	BOSTON AUSTRALIA PTY LIMITED	Australia
5008702	BOSTON LEASING PTY. LIMITED	Australia
C0593320	BREK MANUFACTURING CO.	United States
1218745	BROOK ASSET MANAGEMENT LIMITED	New Zealand
1855508	BROOK ASSET MANAGEMENT PTY LIMITED	New Zealand
B64188642	Bruna Moon S.L.	Spain
	BUCKLING STAFF LOANS TRUST	Australia
88217	Bunhill Investments Unlimited	Jersey
2865830	BUTTONWOOD NOMINEES PTY LIMITED	Australia
79173381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	Australia
	CAMPUS INTERNATIONAL HOLDINGS UNIT TRUST	Australia
4644364	CANADIAN BREAKS LLC	United States
674939-9	CanadianForex Limited	Canada
	CANTERBURY COURT HOLDINGS TRUST	Australia
4800336	Capital Meters Holdings Limited	United Kingdom
4800317	Capital Meters Limited	United Kingdom
6200899	CASL FINANCIAL SERVICES PTY. LIMITED	Australia
113484165	CENTAURUS INVESTOR PTY LIMITED	Australia
B 142637	Chartreuse et Mont Blanc Global Holdings S.C.A.	Luxembourg
B 142634	Chartreuse et Mont Blanc GP S.a r.l.	Luxembourg
B 142635	Chartreuse et Mont Blanc Holdings S.a r.l.	Luxembourg
508 758 745 RCS Paris	Chartreuse et Mont Blanc SAS	France
46527C1/GBL	CHINA PROPERTY INVESTMENTS LIMITED	Mauritius
WK-133807	Chiswell Investments Limited	Cayman Islands
104331795	COIN SOFTWARE PTY LIMITED	Australia
3709185	Columbia Service Partners of Kentucky, Inc.	United States
3709185	Columbia Service Partners of Ohio, Inc.	United States
3709182	Columbia Service Partners of West Virginia, Inc.	United States
2603344	Columbia Service Partners, Inc.	United States
112748160	COMMUNITY PARKING AUSTRALIA & NEW ZEALAND MANAGEMENT FUND PTY LIMITED	Australia
112748688	COMMUNITY PARKING INTERNATIONAL MANAGEMENT FUND PTY	Australia
79775134	CONCEPT BLUE PROPERTY PTY LTD	Australia
127762010	COONAWARRA TK INVESTOR 1 PTY LIMITED	Australia
104379491	CORIOLIS HOLDINGS PTY LIMITED	Australia
104379464	CORIOLIS INFRASTRUCTURE SERVICES PTY LIMITED	Australia
3241012	Corona Energy Limited	United Kingdom
3241002	Corona Energy Retail 1 Limited	United Kingdom
SC138229	Corona Energy Retail 2 Limited	United Kingdom
2746961	Corona Energy Retail 3 Limited	United Kingdom
2798334	Corona Energy Retail 4 Limited	United Kingdom
2879748	Corona Gas Management Limited	United Kingdom
6346952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	Australia
	COWLEY MAP STAFF LOANS TRUST	Australia
64075C1/GBL	DALIAN II HOLDING COMPANY LIMITED	Mauritius
2008/022075/07	Defenceco Securities S1 (Proprietary) Limited	South Africa
	Delaware Alternative Strategies	United States
	Delaware Asset Advisers	United States
	Delaware Capital Management	United States
	Delaware Capital Management Advisers, Inc.	United States
	Delaware Distributors, Inc.	United States
	Delaware Distributors, L.P.	United States
	Delaware General Management, Inc.	United States
	Delaware Investment Advisers	United States
	Delaware Investments U.S., Inc.	United States
	Delaware Lincoln Cash Management	United States
	Delaware Management Business Trust	United States
	Delaware Management Company	United States
	Delaware Management Company, Inc.	United States
	Delaware Management Holdings, Inc.	United States
	Delaware Management Trust Company	United States
	Delaware Service Company, Inc.	United States
	Delaware Structured Assets Parnters, Inc.	United States
	DELTA1 FINANCE TRUST	Australia
0199-02-049502	DENEBOLA YUGEN KAISHA	Japan
29610304	Despen Bayle Copenhagen A/S	Denmark
5843681	Despen Bayle Limited	United Kingdom
8606871	DEXIN NOMINEES PTY. LIMITED	Australia
97290929	DIVCO 105 PTY LIMITED	Australia
101 190 649	DIVCO 126 PTY LIMITED	Australia
101190676	DIVCO 130 PTY LIMITED	Australia
83158454	DIVCO 14 PTY LIMITED	Australia
105346558	DIVCO 155 PTY LIMITED	Australia

83158669	DIVCO 26 PTY LIMITED	Australia
83158810	DIVCO 33 PTY LIMITED	Australia
83158856	DIVCO 34 PTY LIMITED	Australia
083 158 918	DIVCO 37 PTY LIMITED	Australia
83158972	DIVCO 40 PTY LIMITED	Australia
	DIVCO 51 UNIT TRUST	Australia
88347488	DIVCO 56 PTY LIMITED	Australia
88347540	DIVCO 62 PTY LIMITED	Australia
	DIVCO 67 UNIT TRUST	Australia
	DIVCO 76 UNIT TRUST	Australia
97290036	DIVCO 88 PTY LIMITED	Australia
97290090	DIVCO 92 PTY LIMITED	Australia
109819418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	Australia
	DMH Corp.	United States
0199-03-013539	DORADO GODO KAISHA	Japan
0199-03-013539	DORADO GODO KAISHA (Former Bank Group)	Japan
128078615	EAST VICTORIA PARK JOINT VENTURE PTY LIMITED	Australia
94631964	EASTERN SEA INVESTMENTS PTY LIMITED	Australia
69344001	ELISE NOMINEES PTY LIMITED	Australia
	ELIZABETH HOLDINGS TRUST	Australia
	ELIZABETH UNIT TRUST	Australia
6774507	Energy Assets (Meters) Limited	United Kingdom
5417114	Energy Assets Limited	United Kingdom
6435810	EQUITAS NOMINEES PTY. LIMITED	Australia
4605170	ERC HOLDCO LLC	United States
114174211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	Australia
114174220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	Australia
116532542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	Australia
116532533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	Australia
120435841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	Australia
111360528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	Australia
111494574	ESCALATOR GP CO PTY LIMITED	Australia
111494663	ESCALATOR INCOME NOTE CO PTY LIMITED	Australia
111494467	ESCALATOR LP CO PTY LIMITED	Australia
124574116	ESSENTIAL INFRASTRUCTURE AUSTRALIA PTY LIMITED	Australia
79878783	EURO FIN CO PTY LTD	Australia
559916	EVEREST ABSOLUTE RETURN II LIMITED	Virgin Islands, British
4721352	FAS 1 LLC	United States
9636131	FELTER PTY LIMITED	Australia
137357	FINCH SECURITIES LIMITED	Cayman Islands
779888	FIRST CHINA PROPERTY DEVELOPMENT LIMITED	Hong Kong
779889	FIRST CHINA PROPERTY GROUP LIMITED	Hong Kong
779887	FIRST CHINA PROPERTY MANAGEMENT LIMITED	Hong Kong
8604466	FOUCAULT PTY LIMITED	Australia
3432790	FOUR CORNERS CAPITAL MANAGEMENT, LLC	United States
	Fox-Pitt Kelton Cochran Caronia Waller (USA) Inc. (Merged 30/11/2009)	United States
	Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC	United States
	Fox-Pitt Kelton Cochran Caronia Waller LLC	United States
692337	FOX-PITT, KELTON (ASIA) LIMITED	Hong Kong
2897779	Fox-Pitt, Kelton Group Limited	United Kingdom
1601171	Fox-Pitt, Kelton Limited	United Kingdom
	Fox-Pitt, Kelton NV	Netherlands Antilles
99228	FPK Capital I CIP GP Limited	Jersey
2928572	FPK Nominees Limited	United Kingdom
4222775	FREMANTLE ENERGY HOLDINGS LLC	United States
4222772	FREMANTLE ENERGY, LLC	United States
3930054	FREMANTLE WIND HOLDINGS INC	United States
88928296	FUNDCORP HOLDINGS PTY LIMITED	Australia
106204862	FUNDCORP PTY LIMITED	Australia
116419071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	Australia
8542685	GALANTHUS AUSTRALIA PTY LIMITED	Australia
1581031	GALANTHUS LEASING PTY LIMITED	Australia
68104558	GARACHINE PTY LIMITED	Australia
54001400	GATESUN PTY. LIMITED	Australia
1332891	GENERATOR BONDS LIMITED	New Zealand
108026437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	Australia
103116954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	Australia
92375329	GIFT SECURITIES PTY LIMITED	Australia
9642942	GILLMAN PTY. LIMITED	Australia
133 561 994	GLIDE ELECTRONIC TICKETING PTY LIMITED	Australia
6296379	Global Asset Transformation Services Limited	United Kingdom
2972137	Global Container Management, L.L.C.	United States
105819181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	Australia
MC143292	GLOBAL STAR GP LTD	Cayman Islands
4182305	GLOBALIS INVESTMENTS, LLC	United States
8604484	GLORIOLE PTY LIMITED	Australia

5481707	Goonzaran Bluebell Funding Limited	United Kingdom
5473771	Goonzaran Bluebell Leasing Limited	United Kingdom
085068 C1/GBL	GREATER CHINA OPPORTUNITIES LIMITED	Mauritius
8637241	HAFLING PTY. LIMITED	Australia
415492	HBEAR CO. NO.1 LIMITED	Ireland
104324441	HEMISPHERE SERVICES PTY LIMITED	Australia
125438600	HENDERSON WA PTY LIMITED	Australia
	HENDERSON WA TRUST	Australia
4317904	High Lonesome Wind, LLC	United States
758010	HILLSAM NOMINEES PTY. LIMITED	Australia
	HOBSON STAFF LOANS TRUST	Australia
104173891	HUB X PTY LIMITED	Australia
97666	Hydra Investments 2007 Limited	Jersey
4581636	I-595 BIDCO LLC	United States
4581634	I-595 HOLDCO LLC	United States
2757020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	Australia
9642979	INDEMCO PTY LIMITED	Australia
HRA43929	Industrial Investments Germany GmbH & Co. KG	Germany
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	Cayman Islands
73710942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	Australia
4247247	INVESTMENT PORTFOLIO FUNDING LLC	United States
	IRVING STAFF LOANS TRUST	Australia
0199-01-096962	JAPAN AUTOMOBILE ROAD CO. LTD.	Japan
0199-02-036303	JIG HOLDINGS LIMITED	Japan
	JOHNSON MAP STAFF LOANS TRUST	Australia
9641114	JUBILEE PTY. LIMITED	Australia
464138	Juuichi Limited	Ireland
8605070	KALLERAD PTY. LIMITED	Australia
4721412	KEBA ENERGY, LLC	United States
81119440	KENSINGTON BANKS PTY LIMITED	Australia
1652751	KIDS FIRST PROPERTIES LIMITED	New Zealand
4310212	KNIK ARM CROSSING, LLC	United States
140 135 379	LAKE GEORGE WIND FARM DEVELOPMENTS PTY LTD	Australia
3250833	LANROD PTY LIMITED	Australia
129275234	LEARNSPACE SA HOLDINGS PTY LIMITED	Australia
129274880	LEARNSPACE SA PTY LIMITED	Australia
130271108	LEARNSPACE VIC HOLDINGS PTY LIMITED	Australia
130271180	LEARNSPACE VIC PTY LIMITED	Australia
4708904	LG BIOMASS MISSOURI LLC	United States
8604920	LIANA PTY. LIMITED	Australia
HRB80214	Lightning Bolt Germany GmbH	Germany
131532664	LIVING EDUCATION HOLDINGS PTY LTD	Australia
131532637	LIVING EDUCATION PTY LTD	Australia
118029664	M & I DEBT INVESTMENTS PTY LIMITED	Australia
118029342	M & I INVESTMENTS HOLDINGS PTY LIMITED	Australia
	MAC FUND ONE TRUST	Australia
80473025	MAC IT 2000 PTY LIMITED	Australia
116308466	MACQUARIE (171 COLLINS ST) PTY LIMITED	Australia
115007817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	Australia
93438414	MACQUARIE (ARNCLIFFE) PTY LTD	Australia
27230949	MACQUARIE (ASIA) PTE LIMITED (TAIWAN BRANCH)	Taiwan, Province of China
198500776M	MACQUARIE (ASIA) PTE LTD	Singapore
119105896	MACQUARIE (COLEMANS) PTY LIMITED	Australia
6612064	Macquarie (Europe) Nominees Limited	United Kingdom
127 761 844	MACQUARIE (FORBES STREET) PTY LIMITED	Australia
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	Hong Kong
0199-01-068766	MACQUARIE (JAPAN) LIMITED	Japan
110256418	MACQUARIE (PYRMONT) PTY LIMITED	Australia
5504362	Macquarie (RUKH) Limited	United Kingdom
SC280388	Macquarie (Scotland) GP Limited	United Kingdom
127762038	MACQUARIE (STUD ROAD) PTY LIMITED	Australia
6287793	Macquarie (UK) Group Services Limited	United Kingdom
4196639	MACQUARIE 161, LLC	United States
4717557	MACQUARIE 55 NINTH ST INC.	United States
4707202	MACQUARIE ABS INVESTMENT FUND LLC	United States
4707201	MACQUARIE ABS INVESTMENT MANAGEMENT SERVICES LLC	United States
8594885	MACQUARIE ACCEPTANCES LIMITED	Australia
95180788	MACQUARIE ADMIN SERVICES PTY LIMITED	Australia
95180788	MACQUARIE ADMIN SERVICES PTY LIMITED (Former Bank Group)	Australia
131476910	MACQUARIE ADVANCED INVESTMENT MANAGEMENT LIMITED	Australia
WK-211745	Macquarie Advanced Investment Partners G.P. Ltd.	Cayman Islands
	Macquarie Affiliated Managers (USA) Inc.	United States
	Macquarie Affiliated Managers (USA) LLC	United States
6517216	Macquarie Affiliated Managers Allegiance (UK) Limited	United Kingdom
4508116	Macquarie Affiliated Managers Holdings (USA) Inc.	United States
2000/001243/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	South Africa

122169368	MACQUARIE AGRICULTURAL FUNDS MANAGEMENT LTD	Australia
116381634	MACQUARIE AGRICULTURAL SERVICES PTY LIMITED	Australia
139 633 015	MACQUARIE AIRCRAFT LEASING HOLDINGS PTY LIMITED	Australia
139 654 407	MACQUARIE AIRCRAFT LEASING LIMITED	Australia
130 643 319	MACQUARIE AIRCRAFT LEASING SERVICES (AUSTRALIA) PTY LTD	Australia
	MACQUARIE AIRCRAFT LEASING TRUST A	Australia
4599578	MACQUARIE AIRPORT SERVICES (USA) INC.	United States
3461469	Macquarie Allegiance Capital, LLC	United States
103237181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	Australia
3379259	MACQUARIE AMERICAS CORP	United States
124071414	MACQUARIE AMERICAS HOLDINGS PTY LTD	Australia
4717558	MACQUARIE ARGENTA INC.	United States
128071545	MACQUARIE ASCARI HOLDINGS PTY LIMITED	Australia
71501963	MACQUARIE ASIA HOLDINGS PTY LIMITED	Australia
619928	MACQUARIE ASIA LIMITED	Hong Kong
EC-31595	MACQUARIE ASIA PROPERTY ADVISERS LIMITED	Bermuda
37186	*MACQUARIE ASIA REAL ESTATE LIMITED*	*Bermuda*
105453638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	Australia
105453638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED (Former Bank Group)	Australia
1049991	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	Virgin Islands, British
T07FC7008F	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	Singapore
	MACQUARIE ASIAN PACIFIC PROPERTY 2007 LP	Australia
352816	MACQUARIE ASSET FINANCE (NZ) LIMITED	New Zealand
0199-01-107687	MACQUARIE ASSET FINANCE JAPAN LIMITED	Japan
64219601	*MACQUARIE ASSET FINANCE LIMITED*	*Australia*
57952C1/GBL	MACQUARIE ASSET FINANCE MAURITIUS LTD	Mauritius
116796082	MACQUARIE ASSET LEASING TRUST	Australia
4578015	MACQUARIE ASSET MANAGEMENT INC.	United States
4578015	MACQUARIE ASSET MANAGEMENT INC. (Former Non-Bank Group)	United States
1263583	MACQUARIE ASSET MANAGEMENT PTY LIMITED	Australia
81706167	MACQUARIE ASSET SERVICES LIMITED	Australia
81706167	MACQUARIE ASSET SERVICES LIMITED (Former Bank Group)	Australia
77193956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	Australia
6055796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	Australia
2542136	*MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED*	*Australia*
8640168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	Australia
736210	MACQUARIE AUSTRALIA PTY LIMITED	Australia
74453286	MACQUARIE AUSTRALIA SECURITIES LIMITED	Australia
8660811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	Australia
	MACQUARIE AUSTRALIAN EQUITY INCOME FUND	Australia
	MACQUARIE AUSTRALIAN PURE INDEXED EQUITIES FUND	Australia
FN215363K	Macquarie Austria GmbH	Austria
4687739	MACQUARIE AUTOPARK INC.	United States
121836191	MACQUARIE AVENIR NO. 1 PTY LIMITED	Australia
121836235	MACQUARIE AVENIR NO. 2 PTY LIMITED	Australia
75176733	MACQUARIE AVIATION (NO. 1) PTY LIMITED	Australia
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	Ireland
368589	MACQUARIE AVIATION CAPITAL GROUP	Ireland
368580	MACQUARIE AVIATION CAPITAL LIMITED	Ireland
8607047	MACQUARIE AVIATION NO 1 CO PTY LIMITED	Australia
124071432	MACQUARIE B.H. PTY LTD	Australia
6309906	Macquarie Bank International Limited	United Kingdom
HRB 173825	Macquarie Bank International Limited, Niederlassung Deutschland	Germany
FN 331748 s	Macquarie Bank International Limited, Vienna Branch	Austria
8583542	MACQUARIE BANK LIMITED	Australia
R.E.A.:n.1780333	MACQUARIE BANK LIMITED (ITALY BRANCH)	Italy
	MACQUARIE BANK LIMITED (LABUAN BRANCH)	Malaysia
FC018220	Macquarie Bank Limited (London Branch)	United Kingdom
104-84-07697	MACQUARIE BANK LIMITED (SEOUL BRANCH)	Korea, Republic of
	MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE (SEATTLE)	United States
1531997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	Australia
5939070	MACQUARIE BARNETT LLC	United States
109280819	MACQUARIE BATHURST STREET PTY LIMITED	Australia
R.P.M. 892390892	Macquarie Belgium TCG SPRL	Belgium
42536	*Macquarie Bermuda Investments Limited*	*Bermuda*
HRB 232767	Macquarie Beteiligungstreuhand GmbH	Germany
4708902	MACQUARIE BIOMASS LLC	United States
	MACQUARIE BLENDED PROPERTY TRUST	Australia
CNPJ03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	Brazil
83822404	MACQUARIE BUSINESS INVESTMENT SERVICES PTY LIMITED	Australia
69344289	MACQUARIE CAF USD LEASING CO NO 1 PTY LIMITED	Australia
69344387	MACQUARIE CAF USD SECURITY CO NO 1 PTY LIMITED	Australia
683412-4	Macquarie Canada Services Ltd.	Canada
426530-1	Macquarie Canadian Infrastructure Management Limited	Canada

6489800	Macquarie Canadian Investment Holdings Ltd.	Canada
3704031	Macquarie Capital (Europe) Limited	United Kingdom
516404-9909	Macquarie Capital (Europe) Limited UK Filial, Sweden	Sweden
34297902	Macquarie Capital (Europe) Limited, Amsterdam Branch	Netherlands
905963	Macquarie Capital (Europe) Limited, Dublin Branch	Ireland
HRB 82506	Macquarie Capital (Europe) Limited, Niederlassung Deutschland	Germany
478 586 167	Macquarie Capital (Europe) Limited, Paris Branch	France
611405	MACQUARIE CAPITAL (HONG KONG) LIMITED	Hong Kong
MCM081013SY0	MACQUARIE CAPITAL (MEXICO), S.A. de C.V.	Mexico
1952567	MACQUARIE CAPITAL (NEW ZEALAND) LIMITED	New Zealand
199704430K	MACQUARIE CAPITAL (SINGAPORE) PTE. LIMITED	Singapore
6388283	Macquarie Capital (UK) Limited	United Kingdom
2382080	MACQUARIE CAPITAL (USA) INC	United States
2149053	Macquarie Capital Acquisitions (Canada) Ltd.	Canada
716740-7	Macquarie Capital Acquisitions (Canada) No.2 Ltd	Canada
740	Macquarie Capital Advisers (Dubai) Limited	United Arab Emirates
11-90696	Macquarie Capital Advisers (India) Private Limited	India
130 342 915	MACQUARIE CAPITAL ADVISERS CRE PTY LTD	Australia
123199548	MACQUARIE CAPITAL ADVISERS LIMITED	Australia
105777704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	Australia
137760822	MACQUARIE CAPITAL ARGENTINA PTY LTD	Australia
1818250	Macquarie Capital Argentina Pty Ltd (Sucursal Argentina)	Argentina
132 864 950	MACQUARIE CAPITAL CIS HOLDINGS PTY LTD	Australia
4733273	Macquarie Capital Dunlop Acquisitions LLC	United States
127829458	MACQUARIE CAPITAL FINANCE (AUSTRALIA) PTY LTD	Australia
736	Macquarie Capital Finance (Dubai) Limited	United Arab Emirates
B124775	Macquarie Capital Finance (Luxembourg) S.a.r.l.	Luxembourg
133 664 632	MACQUARIE CAPITAL FINANCE HOLDINGS (AUSTRALIA) PTY LIMITED	Australia
88464	Macquarie Capital Funding (GP) Limited	Jersey
110605724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	Australia
LP561	MACQUARIE CAPITAL FUNDING L.P.	Jersey
1210279	MACQUARIE CAPITAL FUNDS (ASIA) LIMITED	Hong Kong
744	Macquarie Capital Funds (Dubai) Limited	United Arab Emirates
3976881	Macquarie Capital Funds (Europe) Limited	United Kingdom
499 798 742	Macquarie Capital Funds (Europe) Limited, Paris Branch	France
	MACQUARIE CAPITAL FUNDS (MEXICO) S.A de C.V	Mexico
418159-0	Macquarie Capital Funds Canada Ltd.	Canada
4346793	MACQUARIE CAPITAL FUNDS INC	United States
84828437	MACQUARIE CAPITAL FUNDS LIMITED	Australia
96705109	MACQUARIE CAPITAL GROUP LIMITED	Australia
FC027878	MACQUARIE CAPITAL GROUP LIMITED (UK BRANCH)	United Kingdom
2149050	Macquarie Capital Holdings (Canada) Ltd.	Canada
687	Macquarie Capital Holdings (Dubai) Limited	United Arab Emirates
123199253	MACQUARIE CAPITAL INTERNATIONAL HOLDINGS PTY LIMITED	Australia
86159060	MACQUARIE CAPITAL INVESTMENT MANAGEMENT (AUSTRALIA) LIMITED	Australia
4607360	MACQUARIE CAPITAL INVESTMENT MANAGEMENT INC.	United States
3752829	MACQUARIE CAPITAL INVESTMENT MANAGEMENT LLC	United States
4242665	Macquarie Capital Limited	United Kingdom
77595012	MACQUARIE CAPITAL LOANS MANAGEMENT LIMITED	Australia
FC017381	Macquarie Capital Markets Canada Ltd (London Branch)	United Kingdom
565608	Macquarie Capital Markets Canada Ltd./Marchés Financiers Macquarie Canada Ltée.	Canada
1079073	Macquarie Capital Markets North America Ltd./Marchés Financiers Macquarie Amérique Du Nord Ltée.	Canada
WK-203889	Macquarie Capital Products (CI) Limited	Cayman Islands
2104407	MACQUARIE CAPITAL PRODUCTS (NZ) LIMITED	New Zealand
128212868	MACQUARIE CAPITAL PRODUCTS LIMITED	Australia
B138295	Macquarie Capital SA	Luxembourg
11-89592	MACQUARIE CAPITAL SECURITIES (INDIA) PRIVATE LIMITED	India
MC-134609	MACQUARIE CAPITAL SECURITIES (JAPAN) LIMITED	Cayman Islands
0199-03-012063	MACQUARIE CAPITAL SECURITIES (JAPAN) LIMITED (TOKYO BRANCH)	Japan
463469-W	MACQUARIE CAPITAL SECURITIES (MALAYSIA) SDN. BHD.	Malaysia
15184/2070	MACQUARIE CAPITAL SECURITIES (MAURITIUS) LIMITED	Mauritius
180496	Macquarie Capital Securities (Philippines) Inc.	Philippines
198702912C	MACQUARIE CAPITAL SECURITIES (SINGAPORE) PTE. LIMITED	Singapore
135973	Macquarie Capital Securities Limited	Hong Kong
110-84-02227	MACQUARIE CAPITAL SECURITIES LIMITED (SEOUL BRANCH)	Korea, Republic of
89407381	MACQUARIE CAPITAL SECURITIES LIMITED (TAIWAN BRANCH)	Taiwan, Province of China
137009404	MACQUARIE CAPITAL SIFC JV PARTICIPANT PTY LIMITED	Australia
680634-1	Macquarie Capital Specialized Financing Limited	Canada
4733273	Macquarie Capital US Acquisitions LLC	United States
133 001 359	MACQUARIE CAPITAL WIND MANAGEMENT PTY LTD	Australia
4684152	MACQUARIE CAPITOLA VILLAS INC.	United States
169009	MACQUARIE CAYMAN HOLDINGS 2 CO.	Cayman Islands
169009	MACQUARIE CAYMAN HOLDINGS 2 CO. (Former Non-Bank Group)	Cayman Islands
168347	MACQUARIE CAYMAN HOLDINGS CO	Cayman Islands

124022126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	Australia
42381	MACQUARIE CHINA RETAIL COMPANY 1 LIMITED	Bermuda
1-65845	Macquarie Climate Change Investments PNG Limited	Papua New Guinea
131 532 735	MACQUARIE CLIMATE CHANGE INVESTMENTS PTY LTD	Australia
97868687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	Australia
65178618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	Australia
5259474	Macquarie Commodities (UK) Limited	United Kingdom
4383511	MACQUARIE COMMODITIES (USA) INC	United States
6863247	Macquarie Commodities Factoring (UK) Limited	United Kingdom
4662005	MACQUARIE COMMODITIES FACTORING LLC	United States
5259503	*Macquarie Commodities Finance (UK) Limited*	United Kingdom
	MACQUARIE COMMODITIES FUND LTD	Bermuda
4668206	MACQUARIE COMMODITIES FUNDING (USA) LLC	United States
4071304	MACQUARIE COMMODITIES HOLDINGS (USA) LLC	United States
4100974	MACQUARIE COMMODITIES TRADING INC.	United States
111117465	MACQUARIE COMMUNITY PARTNERSHIPS PTY LIMITED	Australia
96629471	MACQUARIE CONCEPT BLUE PTY LTD	Australia
6643795	Macquarie Cook Energy Canada Ltd.	Canada
664382-5	Macquarie Cook Energy Holdings Canada Ltd.	Canada
2468860	MACQUARIE COOK ENERGY, LLC	United States
4240241	MACQUARIE COOK POWER INC	United States
3689502	MACQUARIE CORIOLIS HOLDINGS INC	United States
4752472	Macquarie Corona Energy Holdings Limited	United Kingdom
4624506	MACQUARIE CORPORATE AND ASSET FINANCE CONSULTING INC.	United States
4618137	MACQUARIE CORPORATE AND ASSET FINANCE HOLDINGS INC.	United States
6198910	MACQUARIE CORPORATE AND ASSET FINANCE LIMITED	Australia
4624264	MACQUARIE CORPORATE AND ASSET FUNDING INC.	United States
1911031568	MACQUARIE CORPORATE FINANCE (USA) INC	United States
8606862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	Australia
8595426	MACQUARIE CORPORATE FINANCE LIMITED	Australia
HRB52973	MACQUARIE CORPORATE FINANCE LIMITED NIEDERLASSUNG DEUTSCHLAND	Germany
3835213	MACQUARIE COTTON INTERNATIONAL INC	United States
69709468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	Australia
69709468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED(Former Bank Group)	Australia
4552354	Macquarie CPS LLC	United States
131311021	MACQUARIE CPS MANAGEMENT PTY LIMITED	Australia
129962358	Macquarie CPS Trust	Australia
75067631	MACQUARIE DEBF PTY LIMITED	Australia
132821580	MACQUARIE DELTA1 FINANCE SERVICES PTY LIMITED	Australia
29318190	Macquarie Denmark Limited A/S	Denmark
126768714	MACQUARIE DEVELOPMENT CAPITAL (AUS) PTY LIMITED	Australia
102607616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	Australia
134474712	MACQUARIE DEVELOPMENT CAPITAL MANAGEMENT PTY LIMITED	Australia
82018399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	Australia
91936515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	Australia
131165921	MACQUARIE DIGGERS REST HOLDINGS PTY LIMITED	Australia
115402349	MACQUARIE DIGITAL PTY LIMITED	Australia
8607083	MACQUARIE DIRECT INVESTMENT LIMITED	Australia
126143879	MACQUARIE DIRECT PERTH PTY LIMITED	Australia
126143879	MACQUARIE DIRECT PERTH PTY LIMITED (Former Bank Group)	Australia
73623784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	Australia
73623784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED (Former Bank Group)	Australia
85795651	MACQUARIE DISTRIBUTION PTY LIMITED	Australia
114099795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	Australia
96211424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	Australia
98127578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	Australia
98127569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	Australia
94464365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	Australia
125574389	MACQUARIE DYNAMIC MANAGEMENT (DHOAU) PTY LIMITED	Australia
113054569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	Australia
4257710	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	United States
106197488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	Australia
3635201	MACQUARIE ELECTRONICS CONSULTING INC	United States
363806	MACQUARIE ELECTRONICS LIMITED	Ireland
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	Ireland
Delaware #3567972	MACQUARIE ELECTRONICS USA INC	United States
Delaware #3567972	MACQUARIE ELECTRONICS USA INC (Former Non-Bank Group)	United States
F13634	MACQUARIE EMERGING MARKETS ARBITRAGE TRADING PTE. LIMITED (NON HONG KONG COMPANY)	Hong Kong
200408424K	MACQUARIE EMERGING MARKETS ARBITRAGE TRADING PTE. LIMITED (wef 20/05/2009)	Singapore
200408424K	MACQUARIE EMERGING MARKETS ARBITRAGE TRADING PTE. LIMITED (wef 20/05/2009) (Former Non-Bank Group)	Singapore
127185719	MACQUARIE EMG HOLDINGS PTY LIMITED	Australia

6774476	Macquarie Energy Assets Holdings Limited	United Kingdom
4708900	MACQUARIE ENERGY ASSETS LLC	United States
664374-4	Macquarie Energy Holdings Canada Ltd.	Canada
122300592	MACQUARIE ENERGY HOLDINGS PTY LTD	Australia
4554443	Macquarie Energy Investments LLC	United States
#4023664	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	United States
4023666	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	United States
	MACQUARIE ENHANCED GLOBAL BOND FUND	Australia
	MACQUARIE ENHANCED PROPERTIES SECURITIES FUND	Australia
4457323	MACQUARIE EQUIPMENT FINANCE HOLDINGS LLC	United States
262381	MACQUARIE EQUIPMENT FINANCE LIMITED	New Zealand
421234	Macquarie Equipment Finance Limited	Ireland
605377-7	Macquarie Equipment Finance Ltd./Macquarie Financement d'Équipement Ltée.	Canada
124335593	MACQUARIE EQUIPMENT FINANCE PTY LIMITED	Australia
475730	Macquarie Equipment Finance Services Limited	Ireland
4463641	Macquarie Equipment Finance, LLC	United States
468487	Macquarie Equipment Funding Limited	Ireland
4463642	Macquarie Equipment Funding, LLC	United States
4573131	MACQUARIE EQUIPMENT LEASING FUND, LLC	United States
4573131	MACQUARIE EQUIPMENT LEASING FUND, LLC (Former Non-Bank Group)	United States
112079268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	Australia
485394	MACQUARIE EQUITIES (ASIA) LIMITED	Hong Kong
63906392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	Australia
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	Brazil
WN1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	New Zealand
2574923	MACQUARIE EQUITIES LIMITED	Australia
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	New Zealand
1374572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	Australia
6294706	Macquarie Equity Products (UK) Limited	United Kingdom
	MACQUARIE ESCALATOR 2005 (COMMODITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2005 (EQUITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2006 (AUSTRALIAN PROPERTY) LP	Australia
	MACQUARIE ESCALATOR LP	Australia
4714085	MACQUARIE ESPRIT INC.	United States
114801464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	Australia
78771123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	Australia
F15820	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED (NON HONG KONG COMPANY)	Hong Kong
6146573	Macquarie European Investment Holdings Limited	United Kingdom
128078277	MACQUARIE EVP HOLDING COMPANY PTY LIMITED	Australia
6863285	Macquarie Factoring (UK) Limited	United Kingdom
6863307	Macquarie Factoring Finance (UK) Limited	United Kingdom
116582524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	Australia
	Macquarie FG Holdings Inc.	United States
6855383	Macquarie FICC (UK) Limited	United Kingdom
132 573 436	MACQUARIE FIEX INVESTMENT PTY LIMITED	Australia
U65999MH2009PTC190863	MACQUARIE FINANCE (INDIA) PRIVATE LIMITED	India
1065067	MACQUARIE FINANCE (NZ) LIMITED	New Zealand
2984767	Macquarie Finance (UK) Ltd.	United Kingdom
4248104	MACQUARIE FINANCE (USA) INC	United States
4259156	MACQUARIE FINANCE AMERICAS INC	United States
118817440	MACQUARIE FINANCE HOLDINGS LIMITED	Australia
106-81-94256	MACQUARIE FINANCE KOREA CO., LTD.	Korea, Republic of
1214964	MACQUARIE FINANCE LIMITED	Australia
124071398	MACQUARIE FINANCIAL HOLDINGS LIMITED	Australia
F15819	MACQUARIE FINANCIAL HOLDINGS LIMITED (NON HONG KONG	Hong Kong
155537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	Cayman Islands
4228146	Macquarie Financial Ltd./Financiere Macquarie Ltee.	Canada
95135694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	Australia
200800950C	MACQUARIE FINANCIAL SERVICES (ASIA) PTE LIMITED	Singapore
6395646	Macquarie Financial Services Holdings (UK) Limited	United Kingdom
128948498	MACQUARIE FINANCIAL SERVICES HOLDINGS PTY LIMITED	Australia
2007/030612/07	Macquarie Financial Trustees (Proprietary) Limited	South Africa
8606764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	Australia
200813631K	MACQUARIE FIXED INCOME CURRENCIES AND COMMODITIES (SINGAPORE) PTE. LIMITED (wef 30 Oct 2009)	Singapore
69344154	MACQUARIE FLEET LEASING PTY LIMITED	Australia
	MACQUARIE FLEXI 100 TRUST	Australia
93752946	MACQUARIE FORESTRY SERVICES PTY LIMITED	Australia
113113214	MACQUARIE FORTRESS INVESTMENTS LIMITED	Australia
481 104 479 R.C.S. Paris	Macquarie France SARL	France
B143751	Macquarie Fund Solutions	Luxembourg

BC0847563	Macquarie Funding (B.C.) Inc.	Canada
4240236	MACQUARIE FUNDING HOLDINGS INC	United States
6581935	Macquarie Funding Inc.	Canada
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	Australia
2021841	MACQUARIE FUNDING NEW ZEALAND LIMITED	New Zealand
	MACQUARIE FUNDS MANAGEMENT (USA) INC.	United States
93177407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	Australia
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	Hong Kong
6880217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	Australia
	MACQUARIE FUNDS MANAGEMENT SPC	Cayman Islands
170076	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	Hong Kong
111631	MACQUARIE FUTURES (ASIA) LIMITED	Hong Kong
4088350	MACQUARIE FUTURES USA INC	United States
137072112	MACQUARIE FX INVESTMENTS PTY LTD	Australia
HRB 82733	Macquarie Germany Holdings GmbH	Germany
117033226	MACQUARIE GLASSCOCKS PTY LIMITED	Australia
84388947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	Australia
75176779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	Australia
068897C1/GBL	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	Mauritius
4633002	MACQUARIE GLOBAL GROWTH ADVISORS LLC	United States
4633008	MACQUARIE GLOBAL GROWTH MANAGERS LLC	United States
4632997	MACQUARIE GLOBAL INCOME ADVISORS LLC	United States
4633006	MACQUARIE GLOBAL INCOME MANAGERS LLC	United States
5259497	Macquarie Global Investments (UK) Limited	United Kingdom
	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS GP LTD	Cayman Islands
	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS INVESTMENT LTD	Cayman Islands
131 661 697	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS INVESTMENT PTY	Australia
4332814	Macquarie Global Opportunities Partners LLC	United States
110930964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	Australia
	MACQUARIE GLOBAL RESOURCES MASTER HEDGE FUND LP	Virgin Islands, British
1480825	MACQUARIE GLOBAL RESOURCES OFFSHORE HEDGE FUND LIMITED	Virgin Islands, British
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	India
5488013	Macquarie GP Limited	United Kingdom
5718600	Macquarie GP2 Limited	United Kingdom
124071389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	Australia
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	Singapore
6357992	Macquarie Group Holdings (UK) No.1 Limited	United Kingdom
6357999	Macquarie Group Holdings (UK) No.2 Limited	United Kingdom
7032532	Macquarie Group Holdings (UK) No.4 Limited	United Kingdom
1952566	MACQUARIE GROUP HOLDINGS NEW ZEALAND LIMITED	New Zealand
124071405	MACQUARIE GROUP HOLDINGS NO.1 PTY LIMITED	Australia
124071478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	Australia
122169340	MACQUARIE GROUP HOLDINGS PTY LIMITED	Australia
6373218	Macquarie Group Investments (UK) Limited	United Kingdom
122169279	MACQUARIE GROUP LIMITED	Australia
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	New Zealand
116467031	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD	Australia
FC027877	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD (UK BRANCH)	United Kingdom
599031	MACQUARIE HALLWAY PROPERTY LIMITED	Virgin Islands, British
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	Cayman Islands
112058072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	Australia
MC-222265	Macquarie Helix Japan Fund	Cayman Islands
MC-222264	Macquarie Helix Japan Master Fund	Cayman Islands
728003-3	Macquarie Holdings (Canada) Ltd	Canada
MHM08101318A	MACQUARIE HOLDINGS (MEXICO), S.A. DE C.V.	Mexico
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD.	Singapore
2428034	MACQUARIE HOLDINGS (U.S.A.) INC.	United States
6309919	Macquarie Holdings (UK) No.1 Limited	United Kingdom
	MACQUARIE HOLDINGS TRUST	Australia
1344888	MACQUARIE HONG KONG FINANCE INTERNATIONAL LIMITED	Hong Kong
MC-199805	MACQUARIE HONG KONG FINANCE LIMITED	Cayman Islands
133001751	MACQUARIE I A RETURNS PTY LIMITED	Australia
3075842	MACQUARIE INC	United States
116548880	MACQUARIE INCOME INVESTMENTS LIMITED	Australia
	MACQUARIE INDEX LINKED PROPERTY SECURITIES FUND	Australia
58341C1/GBL	MACQUARIE INDIA HOLDINGS LIMITED	Mauritius
200823500E	MACQUARIE INDIA INFRASTRUCTURE MANAGEMENT HOLDINGS PTE. LIMITED	Singapore
130542924	MACQUARIE INDIA PROPERTIES PTY LIMITED	Australia
130542924	MACQUARIE INDIA PROPERTIES PTY LIMITED (Former Bank Group)	Australia
58340C2/GBL	MACQUARIE INDIAN AIRPORTS TWO LIMITED	Mauritius
71501918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	Australia
C41803	MACQUARIE INDUSTRIAL INVESTMENTS MALTA LIMITED	Malta
LP12751	Macquarie Infrastructure Development Fund LP	United Kingdom
74311390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT PTY LIMITED	Australia
5755862	Macquarie Infrastructure GP Limited	United Kingdom

CH-170.3.028.960-5/	MACQUARIE INFRASTRUCTURE HOLDINGS AG	Switzerland
72609271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	Australia
112772871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	Australia
T06FC6823A	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	Singapore
3707788	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	United States
72677993	MACQUARIE INFRASTRUCTURE NO.2 PTY LIMITED	Australia
	MACQUARIE INFRASTRUCTURE OPPORTUNITIES FUND LTD	Cayman Islands
4339673	Macquarie Infrastructure Partners Canada GP Ltd.	Canada
6372304	MACQUARIE INFRASTRUCTURE PARTNERS II GP LLC	United States
4088348	MACQUARIE INFRASTRUCTURE PARTNERS INC	United States
4106439	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	United States
29003	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	Bermuda
72652736	MACQUARIE INFRASTRUCTURE PTY LIMITED	Australia
41533	MACQUARIE INFRASTRUCTURE REINSURANCE COMPANY LIMITED	Bermuda
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	Singapore
129 526 272	MACQUARIE INSURANCE SOLUTIONS (BROKER) PTY LTD	Australia
117787C	Macquarie International Advisory Limited	Isle of Man
127735960	MACQUARIE INTERNATIONAL ADVISORY SERVICES PTY LIMITED	Australia
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	Hong Kong
92985263	MACQUARIE INTERNATIONAL FINANCE LIMITED	Australia
4125302	Macquarie International Holdings Limited	United Kingdom
310000400294785 (Jing An)	MACQUARIE INTERNATIONAL HOUSING AND LAND CONSULTING (SHANGHAI) COMPANY LIMITED	China
LP013238	Macquarie International Investment Holdings LP	United Kingdom
B142903	Macquarie International Investments Holdings L.P. & Cies S.E.N.C.	Luxembourg
108590996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	Australia
1802574	Macquarie International Limited	United Kingdom
F11422	MACQUARIE INTERNATIONAL LIMITED (NON HONG KONG COMPANY)	Hong Kong
104-84-05215	MACQUARIE INTERNATIONAL LIMITED SEOUL BRANCH	Korea, Republic of
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	Cayman Islands
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO (Former Non-Bank Group)	Cayman Islands
127487601	MACQUARIE INTERNATIONAL OFFICE PTY LIMITED	Australia
127487601	MACQUARIE INTERNATIONAL OFFICE PTY LIMITED (Former Bank Group)	Australia
78980668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	Australia
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	Cayman Islands
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	Cayman Islands
4957256	Macquarie Internationale Investments Limited	United Kingdom
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	Hong Kong
785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	China
122939600	MACQUARIE INVESTMENT HOLDINGS LIMITED	Australia
112017919	MACQUARIE INVESTMENT HOLDINGS NO.2 PTY LIMITED	Australia
41471	MACQUARIE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	Bermuda
WN1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	New Zealand
2867003	MACQUARIE INVESTMENT MANAGEMENT LTD	Australia
B108283	MACQUARIE INVESTMENT MANAGEMENT SARL	Luxembourg
71745401	MACQUARIE INVESTMENT SERVICES LIMITED	Australia
	MACQUARIE INVESTMENT TRUST	Australia
2009/012283/07	Macquarie Investments (Proprietary) Limited	South Africa
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	Cayman Islands
4104671	Macquarie Investments (UK) Limited	United Kingdom
4248101	MACQUARIE INVESTMENTS (USA) INC	United States
5582630	Macquarie Investments 1 Limited	United Kingdom
5708696	Macquarie Investments 2 Limited	United Kingdom
7012592	Macquarie Investments 3 Limited	United Kingdom
69416977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	Australia
HRB 74953	Macquarie Investments Deutschland GmbH	Germany
4092888	MACQUARIE INVESTMENTS LLC	United States
LP00000051	MACQUARIE INVESTMENTS NO. 2 LIMITED PARTNERSHIP	Australia
0	MACQUARIE INVESTMENTS NO. 3 LIMITED PARTNERSHIP	Australia
200718499D	MACQUARIE INVESTMENTS SINGAPORE PTE. LIMITED	Singapore
6373185	Macquarie Investor Products (UK) Limited	United Kingdom
119211433	MACQUARIE INVESTORS PTY LTD	Australia
459515-H	MACQUARIE IT SDN BHD	Malaysia
107147222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	Australia
0199-03-012002	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED (JAPAN BRANCH)	Japan
107147188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	Australia
0199-03-011932	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED (JAPAN BRANCH)	Japan
117560282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	Australia
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	Japan
117560415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	Australia

0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	Japan
	MACQUARIE JAPAN PROPERTY TRUST	Australia
119106053	MACQUARIE JAQUES PTY LIMITED	Australia
110990184	MACQUARIE JIN LIN PTY LIMITED	Australia
122774289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	Australia
128743822	MACQUARIE KEYAKIZAKA HOLDINGS PTY LIMITED	Australia
128743546	MACQUARIE KIOIZAKA HOLDINGS PTY LIMITED	Australia
1193962	MACQUARIE KNOWLEDGE EXCHANGE LIMITED	Hong Kong
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT LTD	Korea, Republic of
5487970	Macquarie Korean Investment Holdings Limited	United Kingdom
110356968	MACQUARIE LAH PTY LIMITED	Australia
1156	MACQUARIE LEASING (CHINA) CO LIMITED	China
243880	MACQUARIE LEASING (NZ) LIMITED	New Zealand
2997799	Macquarie Leasing (UK) Limited	United Kingdom
5867292	Macquarie Leasing Limited	United Kingdom
2675032	MACQUARIE LEASING NSW PTY. LIMITED	Australia
2674982	MACQUARIE LEASING PTY. LIMITED	Australia
10529638	MACQUARIE LEASING QLD PTY. LIMITED	Australia
105453834	MACQUARIE LEISURE DEVELOPMENTS PTY LIMITED	Australia
2574914	MACQUARIE LEISURE SERVICES PTY LIMITED	Australia
206344	MACQUARIE LENDING NZ LIMITED	New Zealand
4708903	MACQUARIE LG BIOMASS LLC	United States
3963773	MACQUARIE LIFE LIMITED	Australia
114174168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	Australia
130789767	MACQUARIE MACAU HOLDINGS PTY LIMITED	Australia
115036470	MACQUARIE MANAGED INVESTMENTS LIMITED	Australia
116208354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	Australia
HRB 74075	Macquarie Management GmbH	Germany
51142C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	Mauritius
116007740	MACQUARIE MCO HOLDINGS PTY LIMITED	Australia
3720443	MACQUARIE MDT HOLDINGS INC	United States
D07659212	MACQUARIE MDT HOLDINGS TRUST	United States
133000987	MACQUARIE MDW INVESTMENTS PTY LTD	Australia
108538218	MACQUARIE MEDIA FUND MANAGEMENT PTY LIMITED	Australia
115524019	MACQUARIE MEDIA MANAGEMENT LIMITED	Australia
639997-5	Macquarie Metals and Energy Capital (Canada) Ltd.	Canada
4921203	Macquarie Meters 1 (UK) Limited	United Kingdom
4920378	Macquarie Meters 2 (UK) Limited	United Kingdom
Not Applicable	MACQUARIE MEXICO INFRASTRUCTURE MANAGEMENT, S.A. DE C.V.	Mexico
4508971	MACQUARIE MICROSTAR HOLDINGS INC	United States
95180564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	Australia
115524028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	Australia
112748599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	Australia
128138376	MACQUARIE MILTON PTY LIMITED	Australia
130225222	MACQUARIE MIP II INVESTMENT PTY LIMITED	Australia
117033431	MACQUARIE MOORE STREET PTY LIMITED	Australia
120070788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	Australia
	MACQUARIE MORTGAGES FUNDING TRUST 2007-1	United States
57760175	MACQUARIE MORTGAGES PTY LIMITED	Australia
010473862-3438695	MACQUARIE MORTGAGES USA INC	United States
9636257	MACQUARIE N.T. LEASING PTY. LIMITED	Australia
4603505	MACQUARIE NATURAL GAS SUPPLY I INC.	United States
4627119	MACQUARIE NB US HOLDINGS INC.	United States
	MACQUARIE NB US HOLDINGS INC. (Former Non-Bank Group)	United States
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE. LIMITED	Singapore
4606760	MACQUARIE NE HOLDINGS INC.	United States
6798497	Macquarie New World Gaming Canada Ltd.	Canada
N/A	Macquarie New World Gaming Partnership	Canada
4411569	MACQUARIE NEW YORK PARKING 1 LLC	United States
4039178	MACQUARIE NEW YORK PARKING INC.	United States
334868	MACQUARIE NEW ZEALAND LIMITED	New Zealand
6697718	Macquarie Nominees Limited	United Kingdom
123851436	MACQUARIE NOOSA PTY LTD	Australia
3481018	Macquarie North America Ltd.	Canada
3939987	Macquarie North America Securities Ltd.	Canada
107464620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	Australia
8595711	MACQUARIE NZ HOLDINGS PTY LIMITED	Australia
117033637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED	Australia
117033637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED (Former Bank Group)	Australia
127497536	MACQUARIE OFFICE INVESTMENTS PTY LIMITED	Australia
127497536	MACQUARIE OFFICE INVESTMENTS PTY LIMITED (Former Bank Group)	Australia
6765206	MACQUARIE OFFICE MANAGEMENT LIMITED	Australia
6765206	MACQUARIE OFFICE MANAGEMENT LIMITED (Former Bank Group)	Australia
4272055	MACQUARIE OFFICE TRS SERVICES INC	United States
	MACQUARIE OFFSHORE FUNDS NO 3 LIMITED	Bermuda

	MACQUARIE OFFSHORE MASTER FUND LIMITED	Bermuda
129 590 576	MACQUARIE OFFSHORE SERVICES PTY LTD	Australia
FS200805155	Macquarie Offshore Services Pty Ltd - Philippine Branch	Philippines
4207954	MACQUARIE OIL AND GAS HOLDINGS INC	United States
OF2150	MACQUARIE ONE LIMITED	United Arab Emirates
2934705	MACQUARIE OPTIONS PTY. LIMITED	Australia
108538003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	Australia
111494172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	Australia
107464264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	Australia
122169304	MACQUARIE PASTORAL SERVICES LTD	Australia
115251619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	Australia
130903249	MACQUARIE PDP SPV HOLDCO PTY LIMITED	Australia
6349353	MACQUARIE PETERBOROUGH HOSPITAL INVESTMENTS LIMITED	United Kingdom
91666929	MACQUARIE PHOTONICS PTY LIMITED	Australia
93919727	MACQUARIE PIB MANAGEMENT PTY LIMITED	Australia
115622449	MACQUARIE PIB PROJECT CO A PTY LIMITED	Australia
115622458	MACQUARIE PIB PROJECT CO B PTY LIMITED	Australia
4696534	MACQUARIE PIONEER BAKERY INC.	United States
	Macquarie Platinum Katella Inc.	United States
107464586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	Australia
107464540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	Australia
4084305	MACQUARIE PORTS INC	United States
4235312	Macquarie Power Management Ltd.	Canada
133 273 426	MACQUARIE PRECISION MARKETING PTY LTD	Australia
1356202	Macquarie Premium Funding Inc./Financement Primes Macquarie Inc.	Canada
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD.	Singapore
112561501	MACQUARIE PRINCIPAL PTY LIMITED	Australia
82038328	MACQUARIE PRISM PTY LIMITED	Australia
116782006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	Australia
WN1144511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	New Zealand
89987388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	Australia
74453393	MACQUARIE PROJECT FINANCE PTY LIMITED	Australia
64904169	MACQUARIE PROPERTY (OBU) PTY LIMITED	Australia
8606826	MACQUARIE PROPERTY CHINA PTY LIMITED	Australia
77727318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	Australia
AK640307	MACQUARIE PROPERTY FINANCE LIMITED	New Zealand
76560917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	Australia
65678962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	Australia
105453736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	Australia
105453736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED (Former Bank Group)	Australia
120957333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	Australia
120957333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED (Former Bank Group)	Australia
120957360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	Australia
120957360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED (Former Bank Group)	Australia
88772203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS	Australia
128219330	MACQUARIE PROPERTY LEVER PTY LIMITED	Australia
113621024	MACQUARIE QUEEN STREET PTY LIMITED	Australia
730170-7	Macquarie Rail Canada Limited	Canada
4039167	MACQUARIE RAIL INC.	United States
4039167	MACQUARIE RAIL INC. (Former Non-Bank Group)	United States
647475-6	Macquarie Rail Limited	Canada
4484981	MACQUARIE RAIL MANAGEMENT LLC	United States
4484981	MACQUARIE RAIL MANAGEMENT LLC (Former Non-Bank Group)	United States
115220123	MACQUARIE READING PTY LIMITED	Australia
4504560	MACQUARIE REAL ESTATE ADVISORY SERVICES LLC	United States
4504560	MACQUARIE REAL ESTATE ADVISORY SERVICES LLC (Former Bank Group)	United States
2007/032542/07	MACQUARIE REAL ESTATE AFRICA A (PROPRIETARY) LIMITED	South Africa
2007/032550/07	MACQUARIE REAL ESTATE AFRICA B (PROPRIETARY) LIMITED	South Africa
129 130 963	MACQUARIE REAL ESTATE AFRICA INVESTMENTS PTY LIMITED	Australia
623285	MACQUARIE REAL ESTATE ASIA LIMITED	Hong Kong
623285	MACQUARIE REAL ESTATE ASIA LIMITED (Former Bank Group)	Hong Kong
95918068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	Australia
0199-01-089825	MACQUARIE REAL ESTATE CAPITAL KK	Japan
0199-01-089825	Macquarie Real Estate Capital KK (Former Bank Group)	Japan
D12161956	MACQUARIE REAL ESTATE COMPANY	United States
130364699	MACQUARIE REAL ESTATE DEVELOPMENT CAPITAL (AUS) PTY LIMITED	Australia
132468690	MACQUARIE REAL ESTATE EQUITY FUND NO. 8 PTY LIMITED	Australia
5779777	Macquarie Real Estate Europe Limited	United Kingdom
5779777	Macquarie Real Estate Europe Limited (Former Bank Group)	United Kingdom
3417707	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	United States
3455302	MACQUARIE REAL ESTATE FINANCE INC	United States

4191299	MACQUARIE REAL ESTATE HOLDINGS INC	United States
2920528	MACQUARIE REAL ESTATE INC	United States
6421191	Macquarie Real Estate Investments Europe Limited	United Kingdom
104-81-74725	MACQUARIE REAL ESTATE KOREA LIMITED	Korea, Republic of
58056616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	Australia
58056616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED (Former Bank Group)	Australia
3420460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY.	Australia
3420460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED (Former Bank Group)	Australia
10795794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	Australia
10795794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED (Former Bank Group)	Australia
123021812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	Australia
123021812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED (Former Bank Group)	Australia
123021938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	Australia
123021938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED (Former Bank Group)	Australia
5996725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	Australia
5996725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED (Former Bank Group)	Australia
79672450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	Australia
79672450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED (Former Bank Group)	Australia
119898038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	Australia
119898038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED (Former Bank Group)	Australia
	MACQUARIE REAL ESTATE OPPORTUNITIES FUND LLC	United States
223524	MACQUARIE REAL ESTATE OPPORTUNITIES MASTER FUND	Cayman Islands
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE. LIMITED	Singapore
4326812	MACQUARIE REAL ESTATE TELECOM HOLDINGS LLC	United States
102368052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	Australia
64069C1/GBL	MACQUARIE REC MAURITIUS (HOLDINGS) LIMITED	Mauritius
64071C1/GBL	MACQUARIE REC MAURITIUS (NO. 1) LIMITED	Mauritius
4535338	Macquarie Regional Shareholdings (UK) Limited	United Kingdom
4454539	MACQUARIE RENEWABLE ENERGY INC	United States
112147350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	Australia
112588664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	Australia
125098339	MACQUARIE RESIDENTIAL (STATE) MANAGEMENT PTY LTD	Australia
125098179	MACQUARIE RESIDENTIAL MANAGEMENT PTY LTD	Australia
	MACQUARIE RESIDENTIAL TRUST	Australia
672846-4	Macquarie Resource Capital Canada Ltd.	Canada
130 224 949	MACQUARIE RESOURCES INVESTMENT MANAGEMENT PTY LIMITED	Australia
7055620	Macquarie Restorations Limited	United Kingdom
4421977	MACQUARIE RESTRUCTURING AND SPECIAL SITUATIONS INC.	United States
1273174	MACQUARIE RETAIL REAL ESTATE MANAGEMENT LIMITED	Hong Kong
1273174	MACQUARIE RETAIL REAL ESTATE MANAGEMENT LIMITED (Former Bank Group)	Hong Kong
37450	MACQUARIE RG INVESTMENTS LIMITED	Bermuda
6219852	MACQUARIE RISK ADVISORY SERVICES LIMITED	Australia
3898413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	Australia
121066493	MACQUARIE RPD HOLDINGS PTY LTD	Australia
104-86-18562	MACQUARIE SAMCHULLY ASSET MANAGEMENT COMPANY LIMITED	Korea, Republic of
4114653	MACQUARIE SC INVESTMENTS INC	United States
63267032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	Australia
2832126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	Australia
1748511	MACQUARIE SECURITIES (NZ) LIMITED	New Zealand
2235/2539	MACQUARIE SECURITIES (THAILAND) LIMITED	Thailand
728007-6	Macquarie Securities Financing Ltd (Canada)	Canada
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	Korea, Republic of
3435443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	Australia
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA (PROPRIETARY) LIMITED	South Africa
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	Hong Kong
75289002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	Australia
3297336	MACQUARIE SECURITISATION LIMITED	Australia
010473862-3438695	MACQUARIE SECURITIZATION USA LLC	United States
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	Hong Kong
MSM081013GR9	Macquarie Services (Mexico), S.A. de C.V.	Mexico
F16888	MACQUARIE SERVICES SINGAPORE PTE LIMITED (NON HONG KONG COMPANY)	Hong Kong
200513362E	MACQUARIE SERVICES SINGAPORE PTE. LIMITED	Singapore
126143860	MACQUARIE SGT PTY LIMITED	Australia
	MACQUARIE SGT TRUST	Australia
125336101	MACQUARIE SHENTON PTY LIMITED	Australia
127761871	MACQUARIE SHEP INVESTMENTS PTY LIMITED	Australia

96705341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	Australia
B84472539	Macquarie Spain S.L.	Spain
EC#39329	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	Bermuda
75295608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	Australia
87382965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	Australia
126143904	MACQUARIE ST GEORGES TERRACE PTY LIMITED	Australia
126143904	MACQUARIE ST GEORGES TERRACE PTY LIMITED (Former Bank Group)	Australia
86587635	MACQUARIE STRUCTURED AND SPECIALIST INVESTMENTS HOLDINGS PTY LIMITED	Australia
65747417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	Australia
2009/012427/10	*Macquarie Structured Products (International) Limited (Registered as an external Company in South Africa)*	South Africa
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	Virgin Islands, British
F14239	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED (NON HONG KONG COMPANY)	Hong Kong
8607074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	Australia
8607038	MACQUARIE SWAN STREET PTY LIMITED	Australia
92034403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	Australia
92034403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD (Former Bank Group)	Australia
92034485	MACQUARIE SYNDICATE NOMINEE PTY LTD	Australia
62060879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	Australia
65309033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	Australia
4668277	MACQUARIE TCG (USA) LLC	United States
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	Malaysia
C41050	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	Malta
80218846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	Australia
680639-2	Macquarie Technology Services (Canada) Ltd.	Canada
9641196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	Australia
80472751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	Australia
100708254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	Australia
8606906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	Australia
9642933	MACQUARIE TOURISM & LEISURE PTY LIMITED	Australia
	Macquarie Townsend Inc.	United States
4598172	MACQUARIE TRADING HOLDINGS INC.	United States
4240237	MACQUARIE TRADING SERVICES INC	United States
0199-01-119358	MACQUARIE TREASURY AND COMMODITIES (JAPAN) LIMITED	Japan
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	New Zealand
	MACQUARIE TREASURY MANAGEMENT LTD.	Bermuda
HRB 76979	Macquarie Treuvermoegen GmbH	Germany
	MACQUARIE TRUE INDEX AUSTRALIAN EQUITIES FUND	Australia
	MACQUARIE TRUE INDEX AUSTRALIAN SHARE FUND	Australia
	MACQUARIE TRUE INDEX CASH FUND	Australia
	MACQUARIE TRUE INDEX FIXED INTEREST	Australia
	MACQUARIE TRUE INDEX GLOBAL BOND FUND	Australia
121530041	MACQUARIE TRUE INDEX INTERNATIONAL EQUITIES FUND	Australia
	MACQUARIE TRUE INDEX LISTED PROPERTY	Australia
	MACQUARIE TRUE INDEX PLUS AUSTRALIAN EQUITY	Australia
6697750	Macquarie Trustees Limited	United Kingdom
2007/035961/07	Macquarie Trustees South Africa (Proprietary) Limited	South Africa
8607029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	Australia
8607109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	Australia
8606853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	Australia
8606844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	Australia
2579363	Macquarie UK Holdings Limited	United Kingdom
115219988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	Australia
261723	MACQUARIE VEHICLES (NZ) LIMITED	New Zealand
4517192	Macquarie Veridian Cove Inc.	United States
HRB 232580	Macquarie Verwaltungs GmbH	Germany
4474070	MACQUARIE WATER HEATER RENTALS HOLDINGS 2 LLC	United States
4370515	MACQUARIE WATER HEATER RENTALS HOLDINGS LLC	United States
4370511	MACQUARIE WATER HEATER RENTALS LLC	United States
4684158	MACQUARIE WATERFRONT PEARL INC.	United States
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	India
213181	Macquarie Zhaopin Holdings Limited	Cayman Islands
	MACQUARIE-GLOBALIS BRIC ADVANTAGE FUND (UNHEDGED)	Australia
6010500	MAIL HOLDINGS PTY LIMITED	Australia
	MAP HOLDING TRUST	Australia
90975456	MARGIN LENDING NOMINEES PTY LIMITED	Australia
	MARKGOLD INTERNATIONAL HOUSING AND LAND CONSULTING (BEIJING) CO LTD	China
102964312	MASL NO. 2 PTY LIMITED	Australia
5842104	Mayven UK Limited	United Kingdom
8607092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	Australia
1330132	MBL RIVER LINKS PTY LIMITED	Australia
363941	MC CAPITAL GROUP	Ireland
69343693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	Australia

69343791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	Australia
	MCA ACQUISITION CORP	Cayman Islands
	MCA ACQUISITION CORP. HOLDINGS LIMITED	Cayman Islands
4551158	MCA Acquisition Holdings, LLC	United States
78223382	MCF LEASING PTY LIMITED	Australia
977935	MCNEE HOLDINGS PTY LIMITED	Australia
4526019	MCP Solar Assets Partners I LLC	United States
452697	MCP Solar Assets Partners II LLC	United States
4625932	MEF US HOLDINGS INC.	United States
4866246	MEIF (UK) Limited	United Kingdom
132 468 734	MELRO HOLDCO PTY LIMITED	Australia
6238482	MEMNON PTY. LIMITED	Australia
7226306	MENDLESHAM CORPORATION PTY. LIMITED	Australia
84781555	MERIT MANAGEMENT NO.1 PTY LIMITED	Australia
84781493	MERIT NO.1 PTY LIMITED	Australia
0	MERIT TRUST NO. 2	Australia
140390629	MGI PROTECTED ASSET FINANCING NO.1 PTY LTD	Australia
200708397H	MGJ HOLDINGS PTE. LIMITED	Singapore
4346896	MGOP Feeder I GP LLC	United States
5622726	MGUIGP Limited	United Kingdom
4661999	MIAC HOLDINGS (US) INC.	United States
4662005	MIAC SERVICES INC.	United States
4512541	Microstar Global Asset Management LLC	United States
2667328	MicroStar Keg Management, L.L.C.	United States
3098410	Microstar Logistics LLC	United States
4323418	MIF US INVESTMENT HOLDINGS LLC	United States
4323418	MIF US INVESTMENT HOLDINGS LLC (Former Non-Bank Group)	United States
4323415	MIF US INVESTMENT PARTNERSHIP	United States
4323415	MIF US INVESTMENT PARTNERSHIP (Former Non-Bank Group)	United States
38098	MIH BERMUDA 1 LIMITED	Bermuda
38099	MIH BERMUDA 2 LIMITED	Bermuda
4261648	MIHI LLC	United States
123210766	MILESTONE COMMUNITIES PTY LIMITED	Australia
0199-02-049501	MINTAKA YUGEN KAISHA	Japan
114788C	MIOM 2 LIMITED	Isle of Man
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	Mauritius
124393166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	Australia
0199-02-032951	MJL ACE LTD.	Japan
0199-02-032952	MJL BAY LTD.	Japan
0199-02-009415	MJL COOKIE LTD.	Japan
010473862-3438695	MMUSA WAREHOUSE NO 1 LLC	United States
	MOBIUS AUTO W-01 TRUST	Australia
3613926	MONGOOSE ACQUISITION LLC	United States
103410297	MONGOOSE PTY LTD	Australia
WK-133920	Monkwell Investments Limited	Cayman Islands
86587608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	Australia
	MOORE STREET TRUST	Australia
451295	MPFI DECENTRALISATION (HOLDINGS) LIMITED	Ireland
451296	MPFI DECENTRALISATION INVESTMENTS LIMITED	Ireland
451294	MPFI DECENTRALISATION LIMITED	Ireland
460268	MPFI Investments 1 Limited	Ireland
451722	MPFI INVESTMENTS LIMITED	Ireland
61160558	MQ CAPITAL PTY LIMITED	Australia
92552611	MQ PORTFOLIO MANAGEMENT LIMITED	Australia
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE.	Singapore
86438995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	Australia
4436086	MREC OP 1 LLC	United States
109837783	MREEF SSF MANAGEMENT LIMITED	Australia
109837783	MREEF SSF MANAGEMENT LIMITED (Former Bank Group)	Australia
124335333	MTF HOLDINGS PTY LIMITED	Australia
	MUNICIPAL AND INFRASTRUCTURE ASSURANCE CORPORATION	United States
117100615	MUSASHI INVESTOR PTY LIMITED	Australia
6454139	MXMM 6 Limited	United Kingdom
94406756	MXMM ALLIANCES PTY LIMITED	Australia
103780089	MXMM ASIAN INVESTMENTS PTY LIMITED	Australia
100509975	MXMM Health Holdings Pty Ltd	Australia
8606782	MXMM THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	Australia
3337675	NANWAY NOMINEES PTY LIMITED	Australia
4107909	NDI NO.1 LLC	United States
	Negombo Kft (in liquidation)	Hungary
40779	NEPTUNE EXPRESS OFFSHORE LIMITED	Bermuda
111180271	NEW MEDIA HOLDINGS PTY LIMITED	Australia
	New Tristone LLC	United States
B132283	New World Gaming International S.A.	Luxembourg
124392829	NORTH-WEST EXPRESSWAY PTY LIMITED	Australia
109649292	OLICC TECHNOLOGIES PTY LTD	Australia

79630603	OMNI LEISURE OPERATIONS PTY LIMITED	Australia
131 233 719	OPEN BROADBAND AUSTRALIA PTY LTD	Australia
113519823	OT HOLDINGS PTY LIMITED	Australia
205391	OW Funding Limited	Cayman Islands
092 375 703	OZFOREX PTY LIMITED	Australia
71982244	PACIFIC RIM OPERATIONS LIMITED	Australia
4444506	PADUA MG HOLDINGS LLC	United States
8586365	PARAY PTY. LIMITED	Australia
	PARENTS AT WORK INVESTMENT UNIT TRUST	Australia
	PARENTS AT WORK OPERATIVE UNIT TRUST	Australia
	PARENTS@WORK FREEHOLD UNIT TRUST	Australia
107805452	PARENTS@WORK PTY LIMITED	Australia
8596656	PARSEES PTY LIMITED	Australia
	PELICAN WAREHOUSE TRUST NO.1	Australia
116467237	PELLMAC PTY LIMITED	Australia
	PEREGRINE SELLER TRUST	Australia
	PEREGRINE SERIES TRUST 2009-1	Australia
	Petro Tradelinks Inc.	United States
C205320	PIRANGUT CYPRUS NO. 1 LIMITED	Cyprus
C205320	PIRANGUT CYPRUS NO. 1 LIMITED (Former Bank Group)	Cyprus
C205304	PIRANGUT CYPRUS NO. 2 LIMITED	Cyprus
C205304	PIRANGUT CYPRUS NO. 2 LIMITED (Former Bank Group)	Cyprus
117100599	PLEIADES INVESTOR PTY LIMITED	Australia
0199-02-047017	PLEIADES YUGEN KAISHA	Japan
80106412	POLAR FINANCE LIMITED	Australia
09.03.1.67.21972	PT Macquarie Capital Securities Indonesia	Indonesia
	PT MACQUARIE KONSULTAN INDONESIA	Indonesia
111086705	PTK INVESTOR PTY LIMITED	Australia
3425562	Pulse 24 Limited	United Kingdom
	PUMA GLOBAL TRUST NO. 1	Australia
	PUMA GLOBAL TRUST NO. 2	Australia
	PUMA GLOBAL TRUST NO. 3	Australia
	PUMA GLOBAL TRUST NO. 4	Australia
	PUMA GLOBAL TRUST NO. S1	Australia
	PUMA GLOBAL TRUST NO.5	Australia
	PUMA GLOBAL TRUST NO.6	Australia
64904212	PUMA MANAGEMENT PTY LIMITED	Australia
	PUMA MASTER FUND E-3	Australia
	PUMA MASTER FUND P-10	Australia
	PUMA MASTER FUND P-11	Australia
	PUMA MASTER FUND P-6	Australia
	PUMA MASTER FUND P-7	Australia
	PUMA MASTER FUND P-8	Australia
	PUMA MASTER FUND P-9	Australia
	PUMA MASTER FUND S-2	Australia
	PUMA MASTERFUND H-1	Australia
	PUMA MASTERFUND P12	Australia
	PUMA MASTERFUND P-13	Australia
	PUMA MASTERFUND P-14	Australia
	PUMA MASTERFUND P-15	Australia
	PUMA MASTERFUND P-16	Australia
	PUMA MASTERFUND S3	Australia
	PUMA MASTERFUND S-5	Australia
	PUMA MASTERFUND S-6	Australia
	PUMA Masterfund S-7	Australia
	PUMA MASTERFUND S-8	Australia
	PUMA SUB FUND ACHM	Australia
	PUMA SUB FUND CP	Australia
	PUMA SUB FUND CP2	Australia
	PUMA SUB FUND CP3	Australia
	PUMA SUB FUND CP4	Australia
	PUMA SUB FUND CRS	Australia
	PUMA SUB FUND GSF	Australia
	PUMA SUB FUND SABRE	Australia
	PUMA SUB FUND SPAN	Australia
	PUMA SUBFUND B-1	Australia
	PUMA SUBFUND COMMBANK	Australia
69344190	Q RENT PTY LIMITED	Australia
41366	QHA HOLDINGS LTD	Bermuda
41337	QUALITY HEALTHCARE HOLDINGS LIMITED	Bermuda
41336	QUALITY HEALTHCARE LIMITED	Bermuda
118472441	RANSHAR PTY LTD	Australia
4644365	RED HOLLOW WIND LLC	United States
0	REGIONAL MEDIA TRUST	Australia
8606880	REMA NOMINEES PTY. LIMITED	Australia
124947388	RESF NO. 1 PTY LTD	Australia

54982106	RESIDCO PTY. LIMITED	Australia
	Retirement Financial Services, Inc.	United States
WK-119866	Ropemaker Street Investments Limited	Cayman Islands
48603C1/GBL	SAN LING INVESTMENTS LIMITED	Mauritius
8597840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	Australia
58639688	SEDULOUS INVESTMENTS PTY LIMITED	Australia
	SERIES 2007-1 PANTHER TRUST	Australia
3484259	SHALINA PTY LIMITED	Australia
4721411	SHELBY ENERGY HOLDINGS, LLC	United States
464139	Shichi Limited	Ireland
2008/022345/07	Shieldco Securities S1 (Pty) Limited	South Africa
	SMART J WAREHOUSE TRUST	Australia
	SMART RBS WAREHOUSE TRUST	Australia
	SMART RESIDUAL VALUE SERIES TRUST	Australia
	SMART SERIES 2007-1 TRUST	Australia
	SMART SERIES 2007-2 TRUST	Australia
	SMART SERIES 2007-3E TRUST	Australia
	SMART SERIES 2008-1E TRUST	Australia
	SMART SERIES 2008-2 TRUST	Australia
	SMART SERIES 2008-3 TRUST	Australia
	SMART Series 2009-1 Trust	Australia
8508030	SPAL PTY LIMITED	Australia
HRB80040	Structural Support Systems Germany GmbH	Germany
75364064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	Australia
127761960	SurePark PTY LTD	Australia
113707216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	Australia
50069817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	Australia
MC189031	SYNTHETIC ASSET FUNDING ENTITY 1 LIMITED	Cayman Islands
MC189031	SYNTHETIC ASSET FUNDING ENTITY 1 LIMITED (Former Non-Bank Group)	Cayman Islands
MC189033	SYNTHETIC ASSET FUNDING ENTITY 2 LIMITED	Cayman Islands
MC189033	SYNTHETIC ASSET FUNDING ENTITY 2 LIMITED (Former Non-Bank Group)	Cayman Islands
MC189031	SYNTHETIC ASSET FUNDING ENTITY 3 LIMITED	Cayman Islands
MC189031	SYNTHETIC ASSET FUNDING ENTITY 3 LIMITED (Former Non-Bank Group)	Cayman Islands
0199-02-017866	TAIKANSAN KAIHATSU LIMITED	Japan
6740344	Tank Devils Ltd	United Kingdom
4439050	TAURUS AEROSPACE GROUP INC.	United States
4439057	TAURUS AEROSPACE GROUP LLC	United States
4578519	Taurus Tanks Inc.	United States
85356770	TEGENSEE PTY LIMITED	Australia
113508160	TELBANE 2 PTY LIMITED	Australia
70142951	TELBANE PTY LTD	Australia
79630649	TEN7 PTY LIMITED	Australia
HRB80067	Tension Services Germany GmbH (Amalgamated 03/12/2008)	Germany
HRB80044	Tension Services Holdings GmbH	Germany
OC315196	The Bluebell Transportation LLP	United Kingdom
	The Concept Blue Property Trust	Australia
	THE EMERGING MARKETS INFRASTRUCTURE SECURITIES FUND	Australia
0	THE GLOBAL DEBT LIMITED PARTNERSHIP NO. 2	Australia
OC315171	The Goonzaran LLP	United Kingdom
IT1872/2007	THE MF TRUST	South Africa
	THE NSW RESIDENTIAL TRUST	Australia
	THE QUEENSLAND RESIDENTIAL TRUST	Australia
	THE VICTORIA RESIDENTIAL TRUST	Australia
64721080	TOUCHSTONE MACQUARIE PTY LIMITED	Australia
64721080	TOUCHSTONE MACQUARIE PTY LIMITED (Former Bank Group)	Australia
2012853459	Tristone Capital Global Inc.	Canada
208568022	Tristone Capital Inc.	Canada
5366079	Tristone Capital Limited	United Kingdom
	Tristone Capital LLC	United States
6144124	Tristone Capital Nominees Limited	United Kingdom
	Tristone Capital SA (Argentine Branch)	Argentina
2012712838	Tristone Capital SA Ltd	Canada
9633603	TRYPTIC PTY LIMITED	Australia
478608	Turramurra Limited	Ireland
4631395	UKForex Limited	United Kingdom
HRB 86921	UNA 175. Equity Management GmbH	Germany
HRB 86922	UNA 176. Equity Management GmbH	Germany
130654410	UNIRESORT GARDENS PTY LTD	Australia
114734557	UPL (CATHERINE FIELD) PTY LIMITED	Australia
116908537	UPL (KIRRA) PTY LIMITED	Australia
113665455	UPL (LEOPOLD) PTY LIMITED	Australia
115007915	UPL (LIVERPOOL) PTY LIMITED	Australia
116908653	UPL (NO 10) PTY LIMITED	Australia
127048659	UPL (NO 15) PTY LIMITED	Australia
127049021	UPL (NO 16) PTY LIMITED	Australia
127049076	UPL (NO 17) PTY LIMITED	Australia

127049110	UPL (NO 19) PTY LIMITED	Australia
127049281	UPL (NO 21) PTY LIMITED	Australia
127049254	UPL (NO 22) PTY LIMITED	Australia
127049209	UPL (NO 24) PTY LIMITED	Australia
127049183	UPL (NO 25) PTY LIMITED	Australia
116908493	UPL (NO 6) PTY LIMITED	Australia
116908582	UPL (NO 7) PTY LIMITED	Australia
116908635	UPL (NO 9) PTY LIMITED	Australia
114734986	UPL (NO. 11) PTY LIMITED	Australia
116908608	UPL (NO. 8) PTY LIMITED	Australia
115793685	UPL (NSW) PTY LIMITED	Australia
127049227	UPL (PALMVIEW) PTY LIMITED	Australia
115007933	UPL (PORTARLINGTON) PTY LIMITED	Australia
120934741	UPL (QLD) PTY LIMITED	Australia
85359833	UPL (SA) PTY LIMITED	Australia
84657616	UPL (UNDERDALE) PTY LIMITED	Australia
115912822	UPL (VIC) PTY LIMITED	Australia
95793141	UPL (WA) PTY LTD	Australia
115007755	UPL (WHITBY) PTY LIMITED	Australia
81119619	UPL DEVELOPMENTS PTY LIMITED	Australia
115007862	UPL MACQUARIE PTY LIMITED	Australia
96705298	UPL RIVER LINKS INVESTMENTS PTY LTD	Australia
55500902	UPMILL NOMINEES PTY LIMITED	Australia
113918166	URBAN PACIFIC (BEROWRA) PTY LIMITED	Australia
115131345	URBAN PACIFIC (FLETCHER) PTY LIMITED	Australia
114197429	URBAN PACIFIC (SOMERSET) PTY LIMITED	Australia
81119495	URBAN PACIFIC LIMITED	Australia
92034458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	Australia
4650376	USP WARRANTIES EAST LLC	United States
4650373	USP WARRANTIES WEST LLC	United States
3993140	UTILITY SERVICE PARTNERS PRIVATE LABEL, INC.	United States
3709191	UTILITY SERVICE PARTNERS, INC.	United States
8592916	UTOPIA PTY LIMITED	Australia
3201303	VALCORA PTY LIMITED	Australia
80218622	VICWIRE PARTNERSHIP PTY LIMITED	Australia
79865311	VOLBING PTY LIMITED	Australia
95793169	VUE APARTMENTS PTY LTD	Australia
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	Singapore
54813080	WOODROSS NOMINEES PTY. LIMITED	Australia
134286338	WSO MANAGEMENT NO.1 PTY LIMITED	Australia
134286310	WSO MANAGEMENT NO.2 PTY LIMITED	Australia
134286294	WSO MANAGEMENT NO.3 PTY LIMITED	Australia
134286285	WSO MANAGEMENT NO.4 PTY LIMITED	Australia
134286267	WSO MANAGEMENT NO.5 PTY LIMITED	Australia
2736423	WUXTA PTY LIMITED	Australia
	YAYASAN HUTAN HIJAU	Indonesia
5532426	YBR Feeder GP Limited	United Kingdom
MC-142957	YEUNG UK NO.1	Cayman Islands
MC-142957	YEUNG UK NO.1 (Former Bank Group)	Cayman Islands
1449995	Yorkton Capital Partners II Inc.	Canada
1430727	Yorkton Capital Partners Inc.	Canada
BIN 100829696	Yorkton Partners 2000 Fund, LP	Canada
BIN 110589777	Yorkton Partners 2001 Fund, LP	Canada
BIN: 101242931	Yorkton Private Equity Limited Partnership	Canada
BIN: 110078755	Yorkton Private Equity Non-Resident Limited Partnership	Canada
1716030	Yorkton Proprietary Asset Management Inc.	Canada
327522-1 / Ont 1193812	Yorkton Securities Charitable Foundation	Canada
2798503	ZELENKA PTY LIMITED	Australia
4721409	ZODIAC ENERGY HOLDINGS, LLC	United States
8644362	ZOFFANIES PTY. LIMITED	Australia

ANNEXURE 'B'

This is the annexure marked 'B' of 5 page(s) referred to in the Disclosure of beginning to have substantial holding



Paula Walsh
Assistant Company Secretary, Macquarie Group Limited
10 February 2010

Transactions

Date of change	Details for	Nature of change	Consideration	Number of securities affected
05-Oct-09	BAM	On market purchase	NZD 2.60	200,000
05-Oct-09	BAM	On market purchase	NZD 2.60	200,000
06-Oct-09	BAM	On market purchase	NZD 2.58	200,000
06-Oct-09	BAM	On market purchase	NZD 2.58	200,000
07-Oct-09	BAM	On market purchase	NZD 2.52	200,000
13-Oct-09	BAM	On market sale	NZD 2.59	-1,840,000
16-Oct-09	BAM	On market purchase	NZD 2.53	250,000
28-Oct-09	BAM	On market sale	NZD 2.55	-175,000
29-Oct-09	BAM	On market sale	NZD 2.59	-300,000
30-Oct-09	BAM	On market sale	NZD 2.65	-50,000
03-Nov-09	BAM	On market sale	NZD 2.54	-100,000
04-Nov-09	BAM	On market sale	NZD 2.54	-85,400
11-Nov-09	BAM	On market sale	NZD 2.53	-80,800
16-Nov-09	BAM	On market purchase	NZD 2.57	70,620
16-Nov-09	BAM	On market sale	NZD 2.57	-70,620
27-Nov-09	BAM	On market purchase	NZD 2.39	650,000
27-Nov-09	BAM	On market purchase	NZD 2.39	200,000
01-Dec-09	BAM	On market purchase	NZD 2.46	250,000
01-Dec-09	BAM	On market purchase	NZD 2.46	1,750,000
02-Dec-09	BAM	On market purchase	NZD 2.45	1,000,000
03-Dec-09	BAM	On market purchase	NZD 2.45	186,000
03-Dec-09	BAM	On market purchase	NZD 2.45	200,000
04-Dec-09	BAM	On market purchase	NZD 2.40	500,000
09-Dec-09	BAM	On market purchase	NZD 2.36	200,000
10-Dec-09	BAM	On market purchase	NZD 2.34	87,317
10-Dec-09	BAM	On market sale	NZD 2.41	-174,322
10-Dec-09	BAM	On market purchase	NZD 2.41	174,322
11-Dec-09	BAM	On market purchase	NZD 2.37	1,650,000
11-Dec-09	BAM	On market purchase	NZD 2.38	500,000
18-Dec-09	BAM	On market sale	NZD 2.49	-500,000
18-Dec-09	BAM	On market sale	NZD 2.49	-500,000
22-Dec-09	BAM	On market purchase	NZD 2 46	100,000
31-Dec-09	BAM	On market sale	NZD 2.50	-69,804
31-Dec-09	BAM	On market purchase	NZD 2.49	60,000
07-Jan-10	BAM	On market sale	NZD 2.54	-35,000
18-Jan-10	BAM	On market sale	NZD 2.52	-50,000
18-Jan-10	BAM	On market sale	NZD 2.52	-250,000
20-Jan-10	BAM	On market sale	NZD 2.46	-500,000
26-Jan-10	BAM	On market sale	NZD 2.45	-100,000
27-Jan-10	BAM	On market sale	NZD 2.45	-200,000
28-Jan-10	BAM	Transfer in – client account	NZD 0.00	3,043,404
02-Feb-10	BAM	On market sale	NZD 2.39	-75,000
02-Feb-10	LON	Borrow securities	GBP 1.12	238,000
02-Feb-10	LON	Borrow securities	USD 1.90	740,000
02-Feb-10	LON	Borrow securities	USD 1.90	105,000
08-Oct-09	MBL	Repay borrowed securities	NZD 2.74	-38,000
12-Oct-09	MBL	Borrow securities	NZD 2.73	100
13-Oct-09	MBL	On market sale	AUD 2.10	-4,150
13-Oct-09	MBL	Borrow Return	AUD 2.19	-210,000
15-Oct-09	MBL	On market purchase	AUD 2.08	4,150
15-Oct-09	MBL	Borrow Delivery	AUD 2.22	275,000
16-Oct-09	MBL	Repay borrowed securities	NZD 2.73	-100
19-Oct-09	MBL	Borrow securities	NZD 2.68	21,900
20-Oct-09	MBL	Repay borrowed securities	NZD 2.68	-21,900
21-Oct-09	MBL	Borrow Return	AUD 2.17	-220,000
22-Oct-09	MBL	Borrow securities	NZD 2.66	259,522
23-Oct-09	MBL	Borrow securities	NZD 2.61	150,398
23-Oct-09	MBL	Borrow Delivery	AUD 2.18	454,860
27-Oct-09	MBL	Repay borrowed securities	NZD 2.66	-259,522
27-Oct-09	MBL	Borrow Delivery	AUD 2.14	185,000
28-Oct-09	MBL	Borrow securities	NZD 2.61	104,773
29-Oct-09	MBL	Borrow securities	NZD 2.66	136,133
29-Oct-09	MBL	Borrow Delivery	AUD 2.18	140,000
30-Oct-09	MBL	Borrow securities	NZD 2.77	433,490
30-Oct-09	MBL	Borrow Return	AUD 2.18	-275,000

Date of change	Details for	Nature of change	Consideration	Number of securities affected
30-Oct-09	MBL	Borrow Return	AUD 2.18	-50,000
02-Nov-09	MBL	Repay borrowed securities	NZD 2.61	-150,398
02-Nov-09	MBL	Repay borrowed securities	NZD 2.66	-136,133
02-Nov-09	MBL	Repay borrowed securities	NZD 2.61	-104,773
03-Nov-09	MBL	On market purchase	AUD 1.99	1,255
04-Nov-09	MBL	Borrow securities	NZD 2.63	566,510
04-Nov-09	MBL	Borrow Return	AUD 2.12	-50,000
06-Nov-09	MBL	Repay borrowed securities	NZD 2.77	-433,490
06-Nov-09	MBL	Borrow Delivery	AUD 2.07	90,000
10-Nov-09	MBL	On market sale	AUD 2.04	-1,255
10-Nov-09	MBL	Borrow Delivery	AUD 2.12	820,000
10-Nov-09	MBL	Borrow Delivery	AUD 2.13	1,000,000
12-Nov-09	MBL	Repay borrowed securities	NZD 2.63	-566,510
13-Nov-09	MBL	Borrow Delivery	AUD 2.11	65,000
13-Nov-09	MBL	Borrow Return	AUD 2.13	-270,000
13-Nov-09	MBL	Borrow Return	AUD 2.13	-165,000
13-Nov-09	MBL	Borrow Return	AUD 2.13	-185,000
16-Nov-09	MBL	Borrow securities	NZD 2.70	16,926
16-Nov-09	MBL	Borrow Return	AUD 2.11	-460,000
16-Nov-09	MBL	Borrow Return	AUD 2.11	-90,000
16-Nov-09	MBL	Borrow Return	AUD 2.11	-200,000
16-Nov-09	MBL	Borrow Return	AUD 2.11	-90,000
17-Nov-09	MBL	Repay borrowed securities	NZD 2.70	-16,926
17-Nov-09	MBL	On market sale	AUD 1.98	-102
17-Nov-09	MBL	On market sale	AUD 1.98	-310
17-Nov-09	MBL	On market sale	AUD 1.98	-1,103
17-Nov-09	MBL	On market sale	AUD 1.98	-34
17-Nov-09	MBL	On market sale	AUD 1.98	-414
17-Nov-09	MBL	On market sale	AUD 1.98	-414
17-Nov-09	MBL	On market sale	AUD 1.98	-46
17-Nov-09	MBL	On market sale	AUD 1.98	-348
17-Nov-09	MBL	On market sale	AUD 1.98	-13
17-Nov-09	MBL	On market sale	AUD 1.98	-39
17-Nov-09	MBL	On market sale	AUD 1.98	-117
17-Nov-09	MBL	On market sale	AUD 1.98	-313
17-Nov-09	MBL	On market sale	AUD 1.98	-35
17-Nov-09	MBL	On market sale	AUD 1.98	-145
17-Nov-09	MBL	On market sale	AUD 1.98	-12
17-Nov-09	MBL	On market sale	AUD 1.98	-16
17-Nov-09	MBL	On market sale	AUD 1.98	-254
17-Nov-09	MBL	On market sale	AUD 1.98	-28
17-Nov-09	MBL	On market sale	AUD 1.98	-203
17-Nov-09	MBL	On market sale	AUD 1.98	-23
17-Nov-09	MBL	On market sale	AUD 1.98	-6,031
18-Nov-09	MBL	Borrow securities	NZD 2.64	18,062
18-Nov-09	MBL	On market purchase	AUD 1.97	2,716
18-Nov-09	MBL	On market purchase	AUD 1.97	3,135
18-Nov-09	MBL	On market purchase	AUD 1.97	732
18-Nov-09	MBL	On market purchase	AUD 1.97	3,417
20-Nov-09	MBL	Repay borrowed securities	NZD 2.64	-18,062
24-Nov-09	MBL	Borrow securities	NZD 2.63	38,090
25-Nov-09	MBL	Borrow securities	NZD 2.61	997,008
26-Nov-09	MBL	Repay borrowed securities	NZD 2.61	-997,008
27-Nov-09	MBL	Borrow securities	NZD 2.51	565,902
27-Nov-09	MBL	Borrow Delivery	AUD 2.01	400,000
30-Nov-09	MBL	Borrow securities	NZD 2.54	756,788
30-Nov-09	MBL	Borrow Delivery	AUD 1.99	490,000
01-Dec-09	MBL	Repay borrowed securities	NZD 2.63	-38,090
01-Dec-09	MBL	Borrow Delivery	AUD 2.04	500,000
02-Dec-09	MBL	Borrow securities	NZD 2.58	286,082
02-Dec-09	MBL	On market purchase	AUD 1.93	19,576
02-Dec-09	MBL	On market purchase	AUD 1.93	424
02-Dec-09	MBL	Borrow Delivery	AUD 2.03	520,000
04-Dec-09	MBL	Borrow securities	NZD 2.57	479,006
04-Dec-09	MBL	Borrow Delivery	AUD 2.01	110,000
04-Dec-09	MBL	Borrow Delivery	AUD 0.00	54,132
08-Dec-09	MBL	Repay borrowed securities	NZD 2.51	-565,902
09-Dec-09	MBL	Repay borrowed securities	NZD 2.54	-756,788
10-Dec-09	MBL	On market sale	AUD 1.88	-9,951
10-Dec-09	MBL	On market sale	AUD 1.87	-2,049
10-Dec-09	MBL	On market sale	AUD 1.87	-8,000
10-Dec-09	MBL	Borrow Return	AUD 0.00	-54,132
11-Dec-09	MBL	Repay borrowed securities	NZD 2.57	-479,006
11-Dec-09	MBL	Repay borrowed securities	NZD 2.58	-286,082
11-Dec-09	MBL	Borrow Return	AUD 1.93	-520,000
11-Dec-09	MBL	Borrow Return	AUD 1.93	-65,000
11-Dec-09	MBL	Borrow Return	AUD 1.93	-490,000
11-Dec-09	MBL	Borrow Return	AUD 1.93	-110,000
11-Dec-09	MBL	Borrow Return	AUD 1.93	-254,860

Date of change	Details for	Nature of change	Consideration	Number of securities affected
14-Dec-09	MBL	Borrow securities	NZD 2.49	270
15-Dec-09	MBL	Repay borrowed securities	NZD 2.49	-270
18-Dec-09	MBL	Borrow Delivery	AUD 2.01	90,000
18-Dec-09	MBL	Borrow Return	AUD 1.99	-1,000,000
22-Dec-09	MBL	Borrow Return	AUD 2.08	-90,000
22-Dec-09	MBL	Borrow Return	AUD 2.08	-220,000
29-Dec-09	MBL	Borrow Delivery	AUD 2.09	160,000
30-Dec-09	MBL	Borrow securities	NZD 2.60	43,725
31-Dec-09	MBL	Repay borrowed securities	NZD 2.60	-43,725
05-Jan-10	MBL	Borrow securities	NZD 2.65	7,194
05-Jan-10	MBL	Borrow Return	AUD 2.12	-160,000
06-Jan-10	MBL	Repay borrowed securities	NZD 2.65	-7,194
06-Jan-10	MBL	Borrow Delivery	AUD 2.17	55,000
07-Jan-10	MBL	Borrow securities	NZD 2.67	100,000
08-Jan-10	MBL	Repay borrowed securities	NZD 2.67	-100,000
11-Jan-10	MBL	On market sale	AUD 2.04	-5,000
11-Jan-10	MBL	On market purchase	AUD 2.02	194
11-Jan-10	MBL	On market purchase	AUD 2.02	4,806
12-Jan-10	MBL	Borrow securities	NZD 2.68	2,679
13-Jan-10	MBL	Borrow securities	NZD 2.67	107,674
13-Jan-10	MBL	Repay borrowed securities	NZD 2.68	-2,679
13-Jan-10	MBL	On market purchase	AUD 2.00	8,515
13-Jan-10	MBL	On market purchase	AUD 2.03	9,000
13-Jan-10	MBL	On market purchase	AUD 2.00	485
13-Jan-10	MBL	On market purchase	AUD 2.00	1,000
13-Jan-10	MBL	On market sale	AUD 2.00	-8,712
13-Jan-10	MBL	On market sale	AUD 2.00	-288
13-Jan-10	MBL	Borrow Return	AUD 2.14	-150,000
15-Jan-10	MBL	Repay borrowed securities	NZD 2.67	-107,674
20-Jan-10	MBL	Borrow securities	NZD 2.59	54,056
22-Jan-10	MBL	On market sale	AUD 1.91	-10,000
22-Jan-10	MBL	Borrow Delivery	AUD 2.02	50,000
26-Jan-10	MBL	Borrow securities	NZD 2.55	1,156,866
26-Jan-10	MBL	Repay borrowed securities	NZD 2.59	-54,056
27-Jan-10	MBL	Borrow securities	NZD 2.57	2,000
27-Jan-10	MBL	Borrow Delivery	AUD 2.02	8,000,000
27-Jan-10	MBL	Borrow Delivery	AUD 2.00	15,000,000
28-Jan-10	MBL	Repay borrowed securities	NZD 2.57	-2,000
28-Jan-10	MBL	Repay borrowed securities	NZD 2.55	-1,156,866
28-Jan-10	MBL	Borrow securities	USD 1.72	15,000,000
28-Jan-10	MBL	Borrow securities	USD 1.89	1,000,000
28-Jan-10	MBL	On market sale	AUD 1.90	-609
28-Jan-10	MBL	On market sale	AUD 1.90	-7,395
28-Jan-10	MBL	On market sale	AUD 1.90	-1,996
29-Jan-10	MBL	Borrow Return	AUD 1.98	-50,000
01-Feb-10	MBL	On market purchase	AUD 1 88	10,000
02-Feb-10	MBL	Borrow securities	USD 1.84	2,000,000
02-Feb-10	MBL	On market sale	AUD 1.89	-10,000
06-Oct-09	MIML	On market sale	AUD 2.14	-14,153
08-Oct-09	MIML	On market sale	AUD 2.16	-26,232
22-Oct-09	MIML	On market sale	NZD 2.49	-24,188
22-Oct-09	MIML	On market sale	NZD 2.49	-8,022
22-Oct-09	MIML	On market sale	AUD 2.04	-1,488
22-Oct-09	MIML	On market sale	AUD 2.04	-12,392
22-Oct-09	MIML	On market sale	AUD 2.04	-66,922
22-Oct-09	MIML	On market sale	AUD 2.04	-16,497
22-Oct-09	MIML	On market sale	AUD 2.04	-41,629
22-Oct-09	MIML	On market sale	AUD 2.04	-35,511
22-Oct-09	MIML	On market sale	AUD 2.04	-27,745
22-Oct-09	MIML	On market sale	AUD 2.04	-1,408
23-Oct-09	MIML	On market sale	NZD 2.5	-3,855
23-Oct-09	MIML	On market sale	NZD 2.50	-1,278
23-Oct-09	MIML	On market sale	AUD 2.05	-1,385
23-Oct-09	MIML	On market purchase	AUD 2.04	8,419
23-Oct-09	MIML	On market sale	AUD 2.05	-13,974
23-Oct-09	MIML	On market sale	AUD 2.05	-76,848
23-Oct-09	MIML	On market sale	AUD 2.05	-18,968
23-Oct-09	MIML	On market sale	AUD 2.05	-47,346
23-Oct-09	MIML	On market sale	AUD 2.05	-40,877
23-Oct-09	MIML	On market sale	AUD 2.05	-31,386
23-Oct-09	MIML	On market sale	AUD 2.05	-1,490
26-Oct-09	MIML	On market sale	AUD 2.06	-562
26-Oct-09	MIML	On market sale	AUD 2.06	-9,775
26-Oct-09	MIML	On market sale	AUD 2.06	-50,744
26-Oct-09	MIML	On market sale	AUD 2.06	-12,381
26-Oct-09	MIML	On market sale	AUD 2.06	-31,355
26-Oct-09	MIML	On market sale	AUD 2.06	-26,513
26-Oct-09	MIML	On market sale	AUD 2.06	-21,127
26-Oct-09	MIML	On market sale	AUD 2.06	-833

Date of change	Details for	Nature of change	Consideration	Number of securities affected
27-Oct-09	MIML	On market sale	NZD 2.47	-7,450
27-Oct-09	MIML	On market sale	NZD 2.47	-2,471
30-Oct-09	MIML	On market sale	NZD 2.59	-9,026
02-Nov-09	MIML	On market sale	NZD 2.52	-4,714
03-Nov-09	MIML	On market sale	NZD 2.51	-7,685
04-Nov-09	MIML	On market sale	NZD 2.53	-2,661
06-Nov-09	MIML	On market sale	NZD 2.51	-17,474
09-Nov-09	MIML	On market sale	NZD 2.51	-4,141
10-Nov-09	MIML	On market sale	NZD 2.51	-2,314
16-Nov-09	MIML	On market purchase	AUD 1.99	25,675
17-Nov-09	MIML	On market purchase	AUD 1.98	2,336,538
17-Nov-09	MIML	On market sale	AUD 1.98	-38,869
19-Nov-09	MIML	On market sale	AUD 2.01	-113,642
20-Nov-09	MIML	On market sale	AUD 1.98	-202,944
23-Nov-09	MIML	On market sale	AUD 1.96	-153,067
01-Dec-09	MIML	On market sale	AUD 1.94	-156,403
02-Dec-09	MIML	On market sale	AUD 1.95	-50,000
03-Dec-09	MIML	On market sale	AUD 1.92	-290,584
04-Dec-09	MIML	On market sale	NZD 2.41	-7,288
04-Dec-09	MIML	Dividend Reinvestment	AUD 1.87	6,251
04-Dec-09	MIML	Dividend Reinvestment	AUD 1.87	4,711
04-Dec-09	MIML	On market sale	AUD 1.89	-246,582
04-Dec-09	MIML	Dividend Reinvestment	AUD 1.87	36,014
07-Dec-09	MIML	On market sale	NZD 2.40	-5,272
07-Dec-09	MIML	On market sale	AUD 1.86	-112,332
07-Dec-09	MIML	Dividend Reinvestment	AUD 1.88	12,754
07-Dec-09	MIML	Dividend Reinvestment	AUD 1.88	7,884
07-Dec-09	MIML	Dividend Reinvestment	AUD 1.88	708
08-Dec-09	MIML	On market sale	NZD 2.37	-6,866
08-Dec-09	MIML	Dividend Reinvestment	AUD 1.88	19,990
08-Dec-09	MIML	On market sale	AUD 1.85	-126,373
08-Dec-09	MIML	Dividend Reinvestment	AUD 1.88	4,385
08-Dec-09	MIML	Dividend Reinvestment	AUD 1.88	10,542
10-Dec-09	MIML	On market sale	NZD 2.38	-13,975
10-Dec-09	MIML	On market sale	AUD 1.86	-25,000
11-Dec-09	MIML	On market sale	NZD 2.38	-47,223
11-Dec-09	MIML	On market sale	AUD 1.87	-71,092
14-Dec-09	MIML	On market sale	AUD 1.87	-342,028
14-Dec-09	MIML	On market purchase	AUD 1.89	83,223
15-Dec-09	MIML	On market sale	AUD 1.91	-150,000
17-Dec-09	MIML	On market sale	NZD 2.39	-51,428
18-Dec-09	MIML	On market sale	AUD 1.96	-4,518
30-Dec-09	MIML	On market sale	AUD 2.00	-4,185
30-Dec-09	MIML	On market sale	AUD 2.01	-131,523
31-Dec-09	MIML	On market sale	AUD 2.02	-80,354
04-Jan-10	MIML	On market sale	AUD 2.03	-155,706
08-Jan-10	MIML	On market sale	NZD 2.57	-11,784
11-Jan-10	MIML	On market sale	NZD 2.55	-11,785
02-Feb-10	MIML	On market purchase	AUD 1.88	1,921
02-Feb-10	MIML	On market sale	AUD 1.88	-1,921
10-Nov-09	MLL	On market sale	AUD 2.01	-1,365
02-Dec-09	MLL	On market sale	AUD 1.93	-3,687
04-Dec-09	MLL	Dividend Reinvestment	AUD 1.87	4,227
05-Oct-09	MQPML	On market purchase	NZD 2.61	14,690
23-Oct-09	MQPML	On market sale	NZD 2.50	-19,383
20-Nov-09	MQPML	On market sale	NZD 2.56	-80,000
20-Nov-09	MQPML	On market sale	NZD 2.56	-22,192
23-Nov-09	MQPML	On market purchase	NZD 2.46	37,828
23-Nov-09	MQPML	On market purchase	NZD 2.46	2,172
24-Nov-09	MQPML	On market purchase	NZD 2.49	20,000
26-Nov-09	MQPML	On market purchase	NZD 2.42	20,000
26-Nov-09	MQPML	On market purchase	NZD 2.42	1,873
02-Dec-09	MQPML	On market purchase	NZD 2.46	5,399
02-Dec-09	MQPML	On market purchase	NZD 2.46	20,000
03-Dec-09	MQPML	On market purchase	NZD 2.46	30,000
03-Dec-09	MQPML	On market purchase	NZD 2.46	8,098
22-Dec-09	MQPML	On market sale	NZD 2.47	-20,000
22-Dec-09	MQPML	On market sale	NZD 2.47	-5,399
08-Jan-10	MQPML	On market sale	NZD 2.59	-7,500
08-Jan-10	MQPML	On market sale	NZD 2.59	-30,000
15-Jan-10	MQPML	On market sale	NZD 2.51	-20,000
15-Jan-10	MQPML	On market sale	NZD 2.51	-5,000
18-Jan-10	MQPML	On market sale	NZD 2.51	-11,750
18-Jan-10	MQPML	On market sale	NZD 2.51	-47,000
01-Feb-10	MQPML	On market purchase	NZD 2.37	7,179
01-Feb-10	MQPML	On market sale	NZD 2.38	-5,036
23-Dec-09	MQSIML	On market purchase	NZD 2.47	42,916
30-Dec-09	MQSIML	On market purchase	NZD 2.50	5,571
05-Jan-10	MQSIML	On market purchase	NZD 2.56	25,815

Date of change	Details for	Nature of change	Consideration	Number of securities affected
07-Jan-10	MQSIML	On market purchase	NZD 2.52	2,933
08-Jan-10	MQSIML	On market sale	NZD 2.59	-6,890
15-Jan-10	MQSIML	On market sale	NZD 2.51	-4,593
18-Jan-10	MQSIML	On market sale	NZD 2.51	-10,794
20-Jan-10	MQSIML	On market purchase	NZD 2.45	2,120
21-Jan-10	MQSIML	On market sale	NZD 2.44	-9,540
01-Feb-10	MQSIML	On market purchase	NZD 2.37	716
19-Nov-09	MSUS	Borrow securities	USD 1.85	20,000,000
10-Dec-09	MSUS	Repay borrowed securities	USD 1.80	-20,000,000
02-Feb-10	MSUS	Borrow securities	USD 1.85	23,000,000